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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

BSN Glasspack S.A.S.
(Translation of registrant's name into English)

31, rue Henri Rochefort, 75017 Paris, France
(Address of principle executive offices)

BSN Financing Co. S.A.
(Translation of registrant's name into English)

31, rue Henri Rochefort, 75017 Paris, France
(Address of principle executive offices)

        Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.

Form 20-F    N/A            Form 40-F    N/A

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

Enclosures:

Information provided to the Luxembourg Stock Exchange.

RISK FACTORS

  A reduction in business with one of BSN Glasspack's largest customers could have a negative financial impact on BSN Glasspack

        BSN Glasspack has a multi-year sole supplier agreement with Kronenbourg in France. Net sales to Kronenbourg accounted for approximately 9.5% of BSN Glasspack's 2002 glass packaging net sales. It also has a multi-year supplier contract with Heineken in The Netherlands, France and Spain, which accounted for 9.7% of its 2002 glass packaging net sales.

        BSN Glasspack's relationships with its other customers are not otherwise generally formalized through long-term supply contracts. The termination of a relationship, or a reduction in volumes, by any large customer with BSN Glasspack could adversely affect BSN Glasspack's business, financial condition or results of operations. BSN Glasspack's ten largest customers represented 32.3% of its 2002 glass packaging net sales.

  The high level of competition in BSN Glasspack's markets could negatively affect its operations

        The European market for container packaging is highly competitive.

        Risks related to competition within the glass packaging industry.    BSN Glasspack may lose market share to other glass container manufacturers or producers. BSN Glasspack's largest competitors among glass container producers, Saint-Gobain and Owens-Illinois, have significant financial, personnel and other resources. These resources may allow these competitors to increase their spending on research and development or capital expenditures or to reduce their prices for an extended period of time if they so choose to gain market share. Additionally, BSN Glasspack believes that the glass packaging industry in certain of its markets, notably Germany, is subject to overcapacity which may hinder its ability to pursue its pricing policy set out in "Description of BSN Glasspack's Business—Business Strategy."

        Risks related to competition from alternative packaging products.    BSN Glasspack competes with makers of alternative forms of packaging, including plastic containers and metal cans. Technological developments in alternative packaging, or shifts in customer preferences for such alternatives, including polyethylene terephthalate, or PET, could give producers of this packaging a competitive advantage over, and take market share and revenues from, producers of glass containers such as BSN Glasspack.

  Sales in the glass packaging industry are seasonal and subject to factors outside BSN Glasspack's control, which could cause fluctuations in funds available to make payments on the notes and guarantee

        Demand for BSN Glasspack's products is typically strongest during the summer months because of the seasonal nature of its customers in the beer and non-alcoholic beverages markets. As a result, relatively cool temperatures or inclement weather in BSN Glasspack's markets during such periods may result in reduced sales in those markets, which could affect the amount of funds available for payment on its debt.

  Labor disturbances can have a significant adverse effect on BSN Glasspack's operations

        BSN Glasspack has experienced labor disputes in the past and may experience work stoppages from time to time which interrupt production. Further, as a part of its restructuring program, BSN Glasspack has completed plant closures and other rationalization initiatives, and as it continues to implement further initiatives, it may experience labor disturbances as a result. Because BSN Glasspack's manufacturing processes involve a high degree of fixed costs, any unplanned interruption in the operations of its manufacturing facilities may adversely affect its business, financial condition and results of operations.

        In 1997, BSN Glasspack's business experienced significant work stoppages at five of its plants in France that interrupted production. BSN Glasspack estimates that the loss of revenue from these stoppages totaled €9 million. Since 1997, BSN Glasspack has not experienced any material blockage of its plants. Membership of BSN Glasspack's employees in trade unions is approximately 15% in France, 50% in Germany, 25% in Spain and is estimated to be over 50% in The Netherlands. Any future work stoppage could have an adverse effect on BSN Glasspack's operations and revenues.

  BSN Glasspack may incur substantial costs or reduced product demand due to environmental and other governmental regulation

        As is typical in the glass manufacturing industry, BSN Glasspack incurs capital and operating costs relating to environmental compliance. BSN Glasspack could incur environmental costs and liabilities in the future, and those liabilities could be material. Environmental and health and safety laws and regulations expose BSN Glasspack to the risk of substantial costs and liabilities, including costs and liabilities for the investigation and remediation of spills or pollution and other releases of hazardous substances, other fines and criminal sanctions. Furthermore, in most of the jurisdictions in which BSN Glasspack operates, industrial activities are subject to the obtaining of permits, licenses and other authorizations, or to prior notification. BSN Glasspack is required to commit substantial resources in order to maintain environmental and regulatory compliance and manage environmental risk. BSN Glasspack anticipates that these laws and regulations will continue to require increased capital expenditures as environmental standards become more stringent. These environmental laws and health and safety laws and regulations relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, packaging waste, noise pollution and clean-up of environmental contamination. BSN Glasspack is also subject to regulations regarding the control and removal of asbestos-containing material and indemnification of potential exposure of employees to asbestos. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters" and "Description of BSN Glasspack's Business—Governmental and Environmental Regulation." Further, any changes in existing environmental requirements could cause BSN Glasspack to incur significant costs or to take remedial actions, which could affect its results of operations. BSN Glasspack currently has made no reserves for environmental liabilities.

        Compliance with environmental and health and safety laws and regulations has resulted in significant ongoing costs for BSN Glasspack. Such compliance could restrict its ability to modify or expand its facilities or to continue production, and could require it to install costly pollution control equipment or to incur significant expenses, including remediation costs. Currently, BSN Glasspack is involved in a number of compliance and remediation efforts and legal proceedings concerning environmental and health and safety matters. BSN Glasspack could also incur costs and liabilities associated with assets that have been sold and activities that have been discontinued.

        Other governmental regulation can affect the business of BSN Glasspack and the glass container industry generally. In particular, new legislation in Germany requires the collection of deposits on certain non-returnable types of beverage containers, including one-way glass. Such legislation, particularly if enacted in other jurisdictions, could reduce demand for new glass containers in the long term.

  BSN Glasspack's operations may cause harm to persons and property, or experience unplanned interruptions, which could result in substantial costs or substantial insurance premiums

        BSN Glasspack's operations are subject to the usual hazards inherent in manufacturing industries, such as the risk of equipment failure, work accidents or fire. These hazards can cause personal injury and loss of life, business interruptions, property and equipment damage, pollution and environmental damage. Due to the extreme operating conditions inherent in some of its manufacturing processes,

BSN Glasspack can not assure you that it will not incur any unplanned business interruptions in the future.

        Over the past three years, BSN Glasspack has suffered substantial property damage at two plants following industrial accidents. BSN Glasspack believes that it was not at fault and that its insurance policies should cover the property loss relating to these incidents (subject to applicable deductible amounts). The cost of such coverage could significantly increase or become prohibitive, and the amount of the deductible may increase and any future occurrence may not be similarly covered.

  Higher energy costs or interrupted energy supplies may have a material adverse effect on BSN Glasspack's business, financial condition and results of operations

        BSN Glasspack uses natural gas and electrical power to manufacture its products. These power sources are vital to its operations, and BSN Glasspack relies on a continuous power supply to conduct its business. BSN Glasspack cannot predict to what extent energy prices will rise in the future. Though it enters into hedging transactions to cover a portion of its risk related to energy costs, if energy costs substantially increase or interruptions in energy supply occur in the future, BSN Glasspack could experience a significant increase in operating costs, which would have a material adverse effect on its business, financial condition and results of operations.

  BSN Glasspack's business may suffer if it does not retain its senior management

        BSN Glasspack depends on its senior management. Although it does not anticipate that it will have to replace any member of its senior management team in the near future, the loss of services of any of the members of its senior management could adversely affect BSN Glasspack's business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we cannot assure you that BSN Glasspack would be able to locate or employ such qualified personnel on terms acceptable to it or at all.

  You may not be able to enforce judgments against us, BSN Glasspack or our representatives

        We, BSN Financing Co., are organized under the laws of Luxembourg and BSN Glasspack is organized under the laws of France. All of our directors and executive officers, and those of BSN Glasspack and its subsidiaries, are non-residents of the United States. All or a substantial portion of assets of these persons and BSN Glasspack and us are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or companies or to enforce against them or us judgments obtained in U.S. courts predicated upon civil liability provisions of the Federal securities laws of the United States. We believe that there is doubt as to the enforceability in France of civil judgments predicated solely upon the Federal securities laws of the United States, in original actions or in actions for enforcement of judgments of U.S. courts. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Luxembourg or France.

  BSN Glasspack's principal shareholder controls BSN Glasspack and us and is able to act on interests which are adverse to your interests

        Glasspack Participations S.A., a Luxembourg société anonyme, owns 96.5% of the shares of BSN Glasspack and therefore controls BSN Glasspack and us. Glasspack Participations S.A. is 89.6% indirectly owned by funds managed or advised by CVC Capital Partners and 10.4% by BSN Glasspack's management. As an equity holder, the controlling shareholder may have different objectives than a holder of notes and may therefore make decisions which are adverse to your interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes included in this document. The Consolidated Financial Statements, and the Interim Financial Statements are included, and unless otherwise indicated, all financial information have been prepared in accordance with International Financial Reporting Standards or IFRS, formulated by the International Accounting Standards Board, which differ in significant respects from generally accepted accounting principles in the United States of America, or U.S. GAAP. For a summary of differences between IFRS and U.S. GAAP and reconciliations of net income and net equity, see Note 33 to the Consolidated Financial Statements.

General

        The company "BSN" was created in 1966, by merger of the glass manufacturing activities of two French companies. During the 1970s, by progressively acquiring control of or merging with several food and beverage companies, the group diversified its activities into consumer markets, changing its name to BSN-Gervais Danone in 1973. The production of glass became a secondary activity of BSN and therefore the corporate organization was changed in 1994 resulting in the company Groupe Danone, of which BSN constituted the packaging division. BSN was incorporated in September 1986 as a French société anonyme. The evolution of the business of Groupe Danone ultimately led to the separation of BSN from that company together with the acquisition of the food and beverage glass manufacturing activities of Gerresheimer, which together formed the new group BSN Glasspack in August 1999. In August 1999, BSN Glasspack was transformed from a French société anonyme to a société par actions simplifiée and will be transformed into a société anonyme in the near future.

        BSN Glasspack generates 93.0% of its revenues from the sale of glass beverage and food containers in France, Germany, The Netherlands and Spain. In addition to its glass container business, BSN Glasspack generated 3.9% of its 2002 net sales from the sale of glass tableware through its then-subsidiary Royal Leerdam in The Netherlands, 2.3% from glass quality control machine production through its subsidiary MSC and the remainder, 0.8%, from other items. BSN Glasspack sold Royal Leerdam on December 31, 2002 and no longer produces glass tableware. Unit sale prices on all of BSN Glasspack's products vary and are dependent on the type of container (standard or specialized), the specifications of the container (size, shape, weight and color), special features and competitive pressures.

        The elements of BSN Glasspack's total costs include variable costs, for example energy and raw materials, and fixed costs. Fixed costs include labor and other plant-related costs including maintenance expenses, depreciation and selling, general and administrative costs. In 2002, energy constituted approximately 12.5% of the total cost of goods sold, raw materials and packaging 22.4%, and labor and other plant-related expenses approximately 49.0%. In 2002, fixed costs, including depreciation and administrative expenses, represented approximately 52.1% of BSN Glasspack's total operating costs. Since such a high percentage of BSN Glasspack's costs are fixed costs, its results of operations are significantly dependent upon sales volumes. Other income and expense during the last three years included items such as under-activity costs, costs related to plant start-ups and reorganization, lay-off expenses not included in redundancy plans and goodwill amortization and depreciation. In 2002, other income and expenses also included gains on the disposal of Royal Leerdam and land in Spain.

        Due principally to the seasonal nature of the beverage industry, in particular the beer and non-alcoholic beverage markets, in which demand is stronger during the summer months and during periods of warm weather, BSN Glasspack's shipment volume is typically higher in the second and third quarters. Consequently, BSN Glasspack builds inventory during the fourth and first quarters in anticipation of seasonal demands during the second and third quarters. These seasonal effects are partly offset by the countervailing seasonal effects in the spirits industry, which is characterized by higher winter consumption, and the wine industry, which generates greater bottling activity in the first and third quarters. BSN Glasspack's borrowing needs are greatest in the second and third quarters due to the seasonality of its business. In addition, BSN Glasspack generally tries to schedule shutdowns of its plants for furnace rebuilds and machine repairs in the fourth quarter of the year. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters.

        Over the past three years BSN Glasspack has undertaken ongoing restructuring programs of its glass container operations to increase competitiveness, including the closing of its Budenheim, Germany plant in May 2002 and its Givors, France plant in January 2003. These programs as well as other employee rationalization programs have resulted in net headcount reductions of approximately 1,000, or 12.5%, of its full-time equivalent employees between January 1, 2000 and December 31, 2002 on a consolidated basis (excluding the reduction attributable to the sale of its subsidiary Royal Leerdam). Further, BSN Glasspack has successfully transferred production that had been performed at the closed facilities to its other production sites in France, Germany and The Netherlands. In France, on April 5, 2003 and May 6, 2003, it entered into a legal agreement, or "CATS", with the French regulatory authority for its French entities (VMC and BSN Glasspack, SAS), which enables a maximum of 674 employees to leave employment between 2003 and 2006, after reaching 57 years of age, with partial state contributions. In Germany, in accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated a restructuring scheme with its employee representative bodies. Under this new scheme, or OAPT, a portion of the employees in Germany between 55 and 64 years of age, up to a maximum of 5% of total employees there, may be offered the ability to leave the company within three years from the date they join the scheme. See "—Future Trends."

        Management has also implemented a benchmarking process that has led to continuing efficiency improvements and cost savings throughout its business. For example, BSN Glasspack has implemented strict reporting and expenditure rules and information technology systems on a plant-by-plant as well as country-by-country basis, increasing accountability for cost incurrence and reducing capital expenditures and receivables levels. It has also centralized negotiation of raw material purchasing, using fixed-price contracts when possible, and implemented lightweighting in production which has reduced raw material costs. BSN Glasspack has further reduced inventory levels through strict monitoring of those levels and future delivery needs.

Recent Developments

        Based on currently available information, BSN Glasspack expects that its net sales for the second quarter 2003 will be €358 million compared to €363 million for the same period in 2002. On a constant scope of consolidation (excluding sales for Royal Leerdam in an amount of €11.4 million, which was sold in December 2002), BSN Glasspack expects net sales to increase by approximately 1.7% due mainly to higher volumes and higher prices. In May 2003, BSN Glasspack also recorded a provision of €18.6 million relating to its early retirement plan in France, or "CATS" which will be used in the years 2003 to 2005. The effect of this charge will be to decrease operating income and net income for the period.

        BSN Glasspack has currently budgeted a cash expense totalling €42.6 million over the next three years for its current restructuring programs. Subsequently, these expenses will continue over time with an additional total estimated cash expense after this period of approximately €10 million. To the extent permitted under IFRS, these amounts are covered by BSN Glasspack's existing reserves.

Results of Operations

        This section refers to the results of BSN Glasspack for the fiscal years ended December 31, 2000, 2001 and 2002 and for the three months ended March 31, 2002 and 2003. The following table sets forth the results of operations for the periods indicated and, in each case, the percentage relationship of each item to net sales:

	Year ended December 31,						Three months ended March 31,
	2000		2001		2002		2002		2003
							(unaudited)
	(in millions)

Net sales	€1,282.8	100.0%	€1,299.0	100.0%	€1,309.2	100.0%	€325.5	100.0%	€310.1	100.0%
Cost of goods sold	(1,061.7)	(82.8)	(1,075.3)	(82.8)	(1,084.8)	(82.9)	(277.6)	(85.3)	(264.6)	(85.3)

Gross profit	221.1	17.2	223.7	17.2	224.4	17.1	47.9	14.7	45.5	14.7
Selling, general and administrative expenses	(106.4)	(8.3)	(111.4)	(8.6)	(98.3)	(7.5)	(24.0)	(7.4)	(22.8)	(7.4)
Research and development expenses	(9.1)	(0.7)	(8.1)	(0.6)	(9.1)	(0.7)	(1.7)	(0.5)	(2.2)	(0.7)
Restructuring expenses	(7.7)	(0.6)	(71.8)	(5.5)	(20.6)	(1.6)	—	—	(1.8)	(0.6)
Other income and expense	(43.7)	(3.4)	(27.0)	(2.1)	(46.9)	(3.6)	(6.4)	(2.0)	(0.3)	(0.1)

Operating income/(loss)	54.2	4.2	5.4	0.4	49.5	3.8	15.8	4.9	18.4	5.9
Financial expense, net	(65.3)	(5.1)	(75.7)	(5.8)	(67.6)	(5.2)	(16.2)	(5.0)	(15.4)	(5.0)

Income/(loss) before income taxes	(11.1)	(0.9)	(70.3)	(5.4)	(18.1)	(1.4)	(0.4)	(0.1)	3.0	1.0
Income tax (expense)/benefit	(3.4)	(0.3)	2.5	0.2	(16.0)	(1.2)	(2.3)	(0.7)	(2.2)	(0.7)

Net income/(loss) before minority interest	(14.5)	(1.2)	(67.8)	(5.2)	(34.1)	(2.6)	(2.7)	(0.8)	0.8	0.2
Minority interest	(0.7)	—	(0.1)	—	(0.2)	—	(0.1)	—	(0.1)	—

Net income/(loss)	€(15.2)	(1.2)%	€(67.9)	(5.2)%	€(34.3)	(2.6)%	€(2.8)	(0.8)%	€0.7	0.2%

        The following table sets forth net sales of BSN Glasspack by country of origin for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
			(in millions)
France
Containers	€637.8	€635.3	€648.2	€166.0	€160.3
Control equipment	23.2	25.8	30.4	6.3	9.6

Total	661.0	661.1	678.6	172.3	169.9

Germany	300.6	290.6	268.3	68.2	65.4
The Netherlands	254.0	252.2	258.2	61.5	49.6
Spain	92.5	100.5	107.7	24.7	26.3
Intercompany sales(1)	(25.3)	(5.4)	(3.6)	(1.2)	(1.1)

Net sales	€1,282.8	€1,299.0	€1,309.2	€325.5	€310.1

(1)
The creation of a central European billing center in 2001 and the harmonization of billing procedures, in particular by attributing sales directly to the plant producing the product (as opposed to the plant which generated the sales), caused a reduction in intercompany sales since the end of 2000.

Three months ended March 31, 2003 compared to three months ended March 31, 2002

        You should note that BSN Glasspack's first quarter results are generally less meaningful to operations than annual results. Due to the seasonality of the glass container industry, volume is relatively low in the first quarter and BSN Glasspack builds up inventory during this period. As a result, there are generally negative cash flows and greater working capital requirements in the first quarter of any year.

Net sales

        Net sales decreased by 4.7% to €310.1 million in the first quarter 2003 compared to €325.5 million in the first quarter 2002. Lower volumes in all markets other than the spirits market and the sale of the subsidiary Royal Leerdam, which contributed €10.5 million in net sales for the first quarter 2002, were partially offset by price increases in all countries and for all markets other than the beer market. On a constant scope of consolidation, net sales decreased by €4.9 million. Breakdown by country is as follows:

  France

        Beverage and food containers.    Net sales in France decreased by 3.4% to €160.3 million in the first quarter 2003 compared to €166.0 million in the first quarter 2002, mainly due to a volume decrease in the wine market in France and, to a lesser extent, in the food market, partially offset by an increase in average selling prices.

        Control equipment.    Net sales of control equipment increased by 52.4% to €9.6 million in the first quarter 2003, compared to €6.3 million in the first quarter 2002.

  Germany

        Net sales in Germany decreased by 4.1% to €65.4 million in the first quarter 2003 compared to €68.2 million in the first quarter 2002, due to a volume decrease principally in the wine market as a consequence of the closing of the Budenheim plant in May 2002, in the non-alcoholic beverages market resulting from the continued effect of PET substitution, and in the beer market due to transfers of production to France and to The Netherlands. These decreases were partially offset by a general increase in average selling prices. Based on available market data, management believes the sales volume in its German operations decreased less than the overall market for glass containers in Germany.

  The Netherlands

        Glass packaging net sales in The Netherlands decreased by 2.7% to €49.6 million in the first quarter 2003, compared to €51.0 million in the first quarter 2002, due to a volume decrease, mainly in the food and non-alcoholic beverages markets, resulting from the relative timing of export orders in the past two years, partially offset by additional volume sold in the beer market and an increase in average selling prices. Royal Leerdam, BSN Glasspack's subsidiary that historically conducted its tableware activity, was sold in December 2002.

  Spain

        Net sales in Spain increased by 6.5% to €26.3 million in the first quarter 2003 compared to €24.7 million in the first quarter 2002, due to a combined effect of volume increases, particularly in the beer and food markets, and an increase in average selling prices.

Cost of goods sold

        Cost of goods sold decreased by 4.7% to €264.6 million in the first quarter 2003 compared to €277.6 million in the first quarter 2002, mainly due to the effect of cost savings resulting from the restructuring program, including plant closings.

        Cost of goods sold represented 85.3% of net sales in the first quarters of both 2003 and 2002. The positive effect on this ratio of the reduction in cost of goods sold overall was offset by the temporary loss of production (compared to relatively constant fixed costs) due to plant closures while three new furnace overhauls were brought on-line. Accordingly, costs of goods sold reflected the costs associated with purchasing finished goods from third-parties to fulfill customer needs that exceeded the temporary production capacity constraint and the sale of products from inventory.

Selling, general and administrative expenses

        Selling, general and administrative expenses decreased by 5.0% to €22.8 million in the first quarter 2003 compared to €24.0 million in the first quarter 2002, mainly due to a decrease in marketing expenses.

Research and development expenses

        Research and development expenses increased by €0.5 million to €2.2 million in the first quarter 2003 compared to €1.7 million in the first quarter 2002.

Restructuring expenses

        Restructuring expenses amounted to €1.8 million in the first quarter 2003, compared to none in the first quarter 2002. In the first quarter of 2003, restructuring expenses were mainly related to costs from restructuring plans in France implemented in 2001 which did not meet the requirements for accrual under IFRS in the year ended December 31, 2002. For a further description of restructuring expenses, see Note 12 to the Interim Financial Statements.

Other income and expense

        Other income and expense decreased by €6.1 million to expense of €0.3 million in the first quarter 2003 compared to expense of €6.4 million in the first quarter 2002, mainly due to under-activity costs in France in 2002 which were not repeated in 2003. For further information, see Note 14 to the Interim Financial Statements.

Operating income/(loss)

        Operating income increased by 16.5% to €18.4 million in the first quarter 2003, compared to €15.8 million in the first quarter 2002, as a result of the above factors.

Financial expense, net

        Net financial expense declined by 4.9% to €15.4 million in the first quarter 2003 compared to €16.2 million in the first quarter 2002, due to a decrease in the level of average debt. For a further description of financial expenses, see Note 15 of the Interim Financial Statements.

Income tax (expense)/benefit

        Income tax expenses decreased by €0.1 million to €2.2 million in the first quarter 2003 compared to €2.3 million in the first quarter 2002.

Net income/(loss)

        Net income increased by €3.5 million to net income of €0.7 million in the first quarter 2003 compared to a net loss of €2.8 million in the first quarter 2002, as a result of the above factors.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net sales

        Net sales increased by 0.8% to €1,309.2 million in 2002 compared to €1,299.0 million in 2001. Additional volumes in the beer market and an increase in average selling prices in all countries for all markets were partially offset by lower sales volume in the wine market, and non-alcoholic beverage markets mainly in Germany. Breakdown by country is as follows:

  France

        Beverage and food containers.    Net sales of beverage and food containers increased by 2.0% to €648.2 million in 2002, compared to €635.3 million in 2001, mainly due to an increase in average selling prices in 2002 and an increase in demand for beer containers delivered to The Netherlands, partially offset by a volume decrease in the wine market due to a decrease in demand for bottles for French wines and in the non-alcoholic beverage market generally.

        Control equipment.    Net sales of control equipment increased by 17.8% to €30.4 million in 2002, compared to €25.8 million in 2001, mainly due to the introduction and sale of new product lines.

  Germany

        Net sales in Germany decreased by 7.7% to €268.3 million in 2002, compared to €290.6 million in 2001, due to a volume decrease in all markets, except in the food market, in line with forecasts under the restructuring plan. This included plant closings and transfers of production to France and to The Netherlands. The decrease was also due to the effects of PET substitution and the German "one-way" packaging regulation. These decreases were partially offset by an increase in average selling prices. For a discussion of the effects of PET substitution, see "—Future Trends."

  The Netherlands

        Glass packaging net sales in The Netherlands increased by 3.7% to €207.7 million in 2002, compared to €200.3 million in 2001, due to an increase in average selling prices in all markets and a volume increase in the beer market, including exports, partially offset by a volume decrease in the non-alcoholic beverage and food markets.

        Sales of tableware by Royal Leerdam decreased by 2.7% to €50.5 million in 2002, compared to €51.9 million in 2001. BSN Glasspack sold Royal Leerdam effective December 31, 2002 and no longer produces glass tableware.

  Spain

        Net sales in Spain increased by 7.2% to €107.7 million in 2002, compared to €100.5 million in 2001, due to the combined effect of a volume increase in beer bottles delivered to France and an increase in average selling prices, reflecting a product mix that included relatively higher margin products.

Cost of goods sold

        Cost of goods sold increased by 0.9% to €1,084.8 million in 2002 compared to €1,075.3 million in 2001 due to an increase in overall prices of energy and raw materials and the reclassification of certain expenses, as described in selling, general and administrative expenses below, offset by savings from specific efforts to manage consumption of energy and raw materials, including by centralized purchasing and other measures under the restructuring plan. Cost of goods sold represented 82.9% of net sales in

2002 and 82.8% in 2001. The breakdown of the components of cost of goods sold (labor, energy, raw materials) remained stable between periods.

Selling, general and administrative expenses

        Selling, general and administrative expenses decreased by 11.8% to €98.3 million in 2002, compared to €111.4 million in 2001, mainly due to a decrease in certain marketing expenses as a result of the reclassification of those expenses to cost of goods sold in 2002 and the general internal effort to reduce group fixed costs as part of the restructuring plan.

Research and development expenses

        Research and development expenses increased by 12.3% to €9.1 million in 2002, compared to €8.1 million in 2001.

Restructuring expenses

        Restructuring expenses decreased by €51.2 million to €20.6 million in 2002, compared to €71.8 million in 2001. In 2002, restructuring expenses were mainly related to costs (mainly penalties for cancellation of supply contracts and current asset impairment) from restructuring plans in France and Germany which were implemented in 2001 and which did not meet the requirements for accrual under IFRS in the year ended December 31, 2001. The group implemented a new plan, named OAPT, in Germany in 2002 as an early retirement plan which resulted in further restructuring expenses. For a further description of restructuring expenses, see Note 26 to the Consolidated Financial Statements.

Other income and expense

        Other income and expense increased by €19.9 million to an expense of €46.9 million in 2002, compared to an expense of €27.0 million in 2001, mainly due to the goodwill impairment charge of €36.1 million recorded by the German subsidiaries and under-activity cost in France relating to plant fixed costs incurred when furnaces are shut down for reasons not related to maintenance or overhauls. These charges were partially offset by the net gain of €7.7 million on the disposal of BSN Glasspack's subsidiary Royal Leerdam in The Netherlands in 2002.

        As the purchase price paid for the German subsidiaries in 1999 exceeded the fair market value of the net assets acquired, the residual amount, totalling €44.7 million, was recorded as goodwill. This goodwill had been amortized on a straight-line basis over a period of 20 years. During the second half of 2002, management determined that the operations of the German business, which represents a cash-generating unit under IAS 36, were below budget and decreasing from the prior year. This decline indicated that a potential impairment had occurred. Recoverable amounts of the German assets (including goodwill) have been estimated by management based on discounted expected future cash flows of the German operations.

        Because estimated recoverable amounts of the German assets were below book values, an impairment loss of €36.1 million was recognized in 2002. Amortization amounting to €1.6 million was recognized in 2002. These amounts were recorded as goodwill amortization in the year ended December 31, 2002. For further information, see Note 27 to the Consolidated Financial Statements.

Operating income/(loss)

        Operating income increased by €44.1 million to €49.5 million in 2002, compared to €5.4 million in 2001, as a result of the above factors.

Financial expense, net

        Net financial expense decreased by €8.1 million to €67.6 million in 2002, compared to €75.7 million in 2001, due to a decrease in the level of average debt and a decrease in the average applicable interest rates. For a further description of financial expenses, see Note 28 to the Consolidated Financial Statements.

Income tax (expense)/benefit

        Income tax expense increased by €18.5 million to an expense of €16.0 million in 2002, compared to a benefit of €2.5 million in 2001, mainly due to the increase in our taxable net income before tax, particularly in The Netherlands, while net income was also impacted by goodwill impairment expenses, which were not deductible for income tax purposes.

Net income/(loss)

        Net loss improved by €33.6 million to a net loss of €34.3 million in 2002, compared to a net loss of €67.9 million in 2001, as a result of the factors above.

Year ended December 31, 2001 compared to year ended December 31, 2000

Net sales

        Net sales increased by 1.3% to €1,299.0 million at December 31, 2001 compared to €1,282.8 million in 2000. Lower sales of non-alcoholic beverage containers, mainly in Germany, were offset by additional volumes in beer and spirits bottles in the other markets and by price increases in all countries and for all products. Breakdown by country is as follows:

  France

        Beverage and food containers.    Net sales of beverage containers decreased by 0.4% to €635.3 million in 2001 compared with €637.8 million in 2000, mainly due to a decrease in volume of preserving jars, partially offset by an increase in average prices in 2001.

        Control equipment.    Net sales of control equipment increased by 11.2% to €25.8 million in 2001, compared to €23.2 million in 2000.

  Germany

        Net sales in Germany decreased by 3.3% to €290.6 million in 2001 compared to €300.6 million in 2000. Volume decreased mainly in non-alcoholic beverage containers, mainly due to the effects of PET substitution, partially offset by an increase in the average selling price.

  The Netherlands

        Glass packaging net sales in The Netherlands decreased by 1.5% to €200.3 million in 2001, compared to €203.4 million in 2000. Volumes of sales for glass packaging decreased and average selling prices increased.

        Sales of tableware increased by 2.5% to €51.9 million in 2001, compared to €50.6 million in 2000.

  Spain

        Net sales in Spain increased by 8.6% to €100.5 million in 2001, compared to €92.5 million in 2000, due to a combined effect of volume increases, especially in the wine and spirits markets and an increase in average selling prices.

  Intercompany sales

        Intercompany sales decreased by €19.9 million to €5.4 million in 2001, compared to €25.3 million in 2000. The creation of a central European billing center in 2001 and harmonization of billing procedures, in particular attributing sales directly to the plant producing the product (as opposed to the plant which generated the sale), caused a reduction in intercompany sales since the end of the year 2000.

Cost of goods sold

        Cost of goods sold increased by €13.6 million to €1,075.3 million in 2001, compared to €1,061.7 million in 2000.

        For comparison purposes, some costs, including logistics and pallet management, were reclassified in 2000 from "Selling, general and administrative expenses" to "Cost of goods sold" in an amount of €21.2 million.

        Cost of goods sold represented 82.8% of net sales for both 2000 and 2001.

        In 2001, BSN Glasspack implemented a new SAP information technology system that has enabled it to track specific mould utilization, thereby improving the accuracy of the estimated remaining useful life of individual moulds. In prior periods, the cost of moulds was expensed over an average estimated useful life of two to three years. Since 2001, BSN Glasspack can determine with greater specificity its mould consumption based on individual mould statistics and future potential utilization. As a consequence, the cost of goods sold for the year ended December 31, 2001 decreased by €12.4 million, and moulds inventory as of December 31, 2001 increased by €12.4 million due to the change in mould estimates.

        Taking into account the deterioration in recent years of the German market in which BSN Glasspack operates, management reconsidered in 2001 the valuation of spare parts accounted for as inventory. Notably, this policy takes into account statistical information on spare parts consumption. As a consequence, the cost of goods sold for the year ended December 31, 2001 increased by €4.8 million, and spare parts inventory as of December 31, 2001 decreased by €4.8 million.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased by 4.7% to €111.4 million in 2001 compared to €106.4 million in 2000, due to additional information technology costs linked to implementation of a new reporting system based on the SAP platform, which has been fully implemented since early 2002.

        For comparison purposes, some costs, including logistics and pallet management, were reclassified in 2000 from selling, general and administrative expenses to cost of goods sold in an amount of €21.2 million in 2000.

Research and development expenses

        Research and development expenses decreased by 11.0% to €8.1 million in 2001 compared to €9.1 million in 2000.

Restructuring expenses

        Restructuring expenses increased by €64.1 million to €71.8 million in 2001 compared to €7.7 million in 2000, due to the restructuring plan in Germany reinitiated in October 2001, with the closing of the Budenheim plant, and the restructuring plan in France reinitiated in mid-December 2001. For a further description of restructuring expenses, see Note 26 to the Consolidated Financial Statements.

Other income and expense

        Other expenses decreased by €16.7 million to an expense of €27.0 million in 2001 compared to an expense of €43.7 million in 2000, mainly due to costs related to the new plant in Béziers and to start-up and reorganization costs (including layoffs not included in redundancy plans) in 2000 for €22.8 million. The decrease of other expenses is partially offset by higher under-activity costs in France and Germany which recurred in 2001. For further information, see Note 27 to the Consolidated Financial Statements.

Operating income/(loss)

        Operating income decreased by €48.8 million to €5.4 million in 2001 compared to €54.2 million in 2000, as a result of the above factors.

Financial expense, net

        Net financial expense increased by 15.9% to €75.7 million in 2001 compared to €65.3 million in 2000, due to the higher level of average debt, with an impact of €4.4 million, and depreciation of debt set-up fees, with an impact of €6.0 million. For a further description of financial expenses, see Note 28 of the Consolidated Financial statements.

Income tax (expense)/benefit

        Income tax changed by €5.9 million to an income tax benefit of €2.5 million in 2001 compared to an income tax expense of €3.4 million in 2000, as a result of a different mix in profit before taxes between the entities in different tax jurisdictions.

Net income/(loss)

        Net loss increased by €52.7 million to a net loss of €67.9 million in 2001 compared to a net loss of €15.2 million in 2000, as a result of the above factors.

Future Trends

        In order to improve its competitiveness and productivity and to reinforce its strategic position despite a tight economic context, BSN Glasspack has implemented and will continue to implement a number of measures to reduce personnel costs in France and Germany. These programs include the CATS early retirement plan, implemented in France on April 5, 2003 and May 6, 2003, and the OAPT plan, implemented in Germany. In May 2003, BSN Glasspack recorded a provision of €18.6 million relating to the CATS plan in France. See "—Recent Developments."

        BSN Glasspack has currently budgeted a cash expense totalling €42.6 million over the next three years for its current restructuring programs. Subsequently, these expenses will continue over time with an additional total estimated cash expense after this period of approximately €10 million. To the extent permitted under IFRS, these amounts are covered by BSN Glasspack's existing reserves.

        With respect to trends relating to glass substitution, BSN Glasspack's management believes that the loss of sales volume experienced in prior years from the substitution by beverage companies of PET products for glass containers will lessen in the future, compared to those periods, as management believes this PET substitution has been generally completed in markets susceptible to this effect. Based on its view of market preferences in the recent past, management also believes that PET will not have a significant effect on the demand for glass bottles in the beer market.

        Management also anticipates that the recent trend of decreased demand for French wine bottles may be reversed in the near future as French wine makers are expected to react with competitive initiatives to their recent loss of market share to exports.

        BSN Glasspack will continue to compete with makers of alternative forms of packaging and technological developments in, or shifts in customer preference to, such alternatives which could give producers of this packaging a competitive advantage over BSN Glasspack. See "Risk Factors—The high level of competition in BSN Glasspack's markets could negatively affect its operations."

        Trends in regulations covering BSN Glasspack's activities, in particular with respect to the environment or new manufacturing operations, such as recently occured in Germany, also impact results of operations. See "—Environmental Matters" and "Risk Factors—BSN Glasspack may incur substantial costs or reduced product demand due to environmental and other governmental regulation."

        The preceding statements, other than historical information, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as market conditions, consumer preferences, changes to legislation, improvement or deterioration of relations with labor, and other factors. See "Risk Factors." In particular, estimates of effects of PET on BSN Glasspack's future product sales can be subject to uncertainty due to the multitude of factors that could cause actual results to differ materially, including regulatory or legislative actions, changes in consumer preferences and changes in the cost differential between PET and glass packaging.

Related Parties

        Substantially concurrent with its acquisition of shares of BSN Glasspack in 1999, our current shareholder, Glasspack Participations S.A., made a loan to BSN Glasspack in the amount of €15.2 million, which is required to be repaid at the end of its 10-year term. This loan bears interest at a capitalized rate of approximately 4.5% per year and is fully subordinated to the notes.

        BSN Glasspack sells products to companies in Groupe Danone, which was one of its shareholders until June 2003. In particular, net sales to Groupe Danone companies represented approximately 1.5%, 1.3% and 0.8% of BSN Glasspack's net sales in 2000, 2001 and 2002, respectively. Those sales, which were primarily made with Groupe Danone's beverage and dairy products companies, were made at what BSN Glasspack's management believes to be market rates.

        Transactions and balances with Groupe Danone and BSN Glasspack's controlling shareholder, Glasspack Participations S.A., were as follows:

	For the year ended December 31,
Statement of Operations
	2000	2001	2002
	(in millions)
Net sales—Groupe Danone	€19.6	€16.3	€11.0
Interest expense—Glasspack Participations S.A.	(0.7)	(0.7)	(0.9)
	As of December 31,
Balance Sheet
	2000	2001	2002
	(in millions)
Trade accounts and notes receivable—Groupe Danone	€0.3	€4.6	€1.5
Long-term debt—Glasspack Participations S.A.	(15.2)	(15.2)	(15.2)

Impact of Inflation

        The impact of inflation on BSN Glasspack's costs and ability to pass on cost increases in the form of increased sales prices are dependent upon market conditions. While inflation can affect the price of energy, BSN Glasspack enters into hedging arrangements with respect to its energy needs to limit its exposure to such fluctuations. Soda ash may also be subject to price fluctuations, including due to inflation, while the price of BSN Glasspack's main raw material, cullet, is regulated. Inflation has not had a material impact on BSN Glasspack's results of operations during the past three years since the inflation rates in its principal markets during that period have been, on an overall basis, relatively low.

Liquidity and Capital Resources

Liquidity

        BSN Glasspack's liquidity requirements arise primarily from the need to fund capital expenditures to maintain its manufacturing facilities, to service its debt, to expand its business and to fund working capital requirements.

        Due principally to the seasonal nature of the beverage industry, in particular the beer and non-alcoholic beverage markets, in which demand is stronger during the summer months and during periods of warm weather, BSN Glasspack's shipment volume is typically higher in the second and third quarters. Consequently, BSN Glasspack builds inventory during the fourth and first quarters in anticipation of seasonal demands during the second and third quarters. As a result, there are generally negative cash flows and greater working capital requirements in the second and third quarters of the year as inventory is transformed into trade receivables. These seasonal effects are partly offset by the countervailing seasonal effects in the spirits industry which is characterized by higher winter consumption, and the wine industry, which generates greater bottling activity in the first and third quarters. In addition, BSN Glasspack generally tries to schedule shutdowns of its plants for furnace rebuilds and machine repairs in the fourth quarter of the year. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters. As a result of these factors, BSN Glasspack's borrowing needs are greatest in the second and third quarters.

  Three months ended March 31, 2003 compared to three months ended March 31, 2002

        For the first quarter 2003, cash flow from operating activities decreased by €14.7 million to €(19.3) million, compared to €(4.6) million in the first quarter 2002. The decrease was mainly due to lower working capital as of December 31, 2002 compared to working capital as of December 31, 2001, and higher restructuring costs paid relating to the closing of the Givors plant in the first quarter 2003, while similar costs were incurred in the second and third quarters of 2002. See "—Future Trends."

        Cash flow used in investing activities increased by €26.5 million to €(40.2) million in the first quarter 2003 compared to €(13.7) million in the first quarter 2002, mainly due to timing differences in payments made for fixed assets in the first quarter 2003 compared to the first quarter 2002.

        Cash flow provided by financing activities increased by €43.1 million to €51.5 million in the first quarter 2003 compared to €8.4 million in the first quarter 2002 due to increased borrowings used to finance our operating and investing activities.

  Year ended December 31, 2002 compared to year ended December 31, 2001

        For the year ended December 31, 2002 cash flow from operating activities increased by €75.2 million to €139.2 million in 2002, compared to €64.0 million in 2001. The level of cash flow from operations for 2002 was higher than for 2001, particularly due to improved control of BSN Glasspack's inventory levels and to improved receivable collections as of December 31, 2002.

        Cash flow used in investing activities decreased by €53.1 million to €(34.9) million in 2002 compared to €(88.0) million in 2001, primarily due to the proceeds of €42.3 million received from the sale of Royal Leerdam.

        In 2000, 2001 and 2002 BSN Glasspack made capital expenditure payments of €101.7 million, €91.7 million and €86.0 million, respectively, to maintain, upgrade and expand manufacturing facilities. BSN Glasspack plans for routine capital expenditures to continue at approximately this level in future years. BSN Glasspack has budgeted a total capital expenditure amount of €80.4 million in 2003, although it cannot assure you that the actual amount will not be higher.

        Cash flow provided by financing activities decreased by €110.3 million to €(95.3) million in 2002 compared to €15.0 million in 2001, primarily due to increased repayments of debt and reduced borrowings.

Capital Resources

        BSN Glasspack believes that its cash flow from operating activities, together with available borrowings under the financings available under the Senior Revolving Credit Facility under the senior credit agreement and from the disposal of its receivables under its securitization program, which borrowing capacity totals €304.8 million (of which €79.7 million was available as of March 31, 2003), will be sufficient for its debt service requirements as they become due for the next several years as well as its operating needs, although it cannot assure you that this will be the case. Any future acquisitions may require additional financing. However, the senior bank facilities contain a number of significant covenants that require BSN Glasspack to comply with specified financial ratios. On March 18, 2003, the financial ratio covenants for the senior bank facilities were renegotiated for each quarter ending during years 2003 and 2004. This renegotiation had no impact on interest rates. In connection with anticipated transactions, certain of these financial covenant ratios will be further amended. If BSN Glasspack breaches any of these covenants or restrictions, it could be in default under the senior bank facilities. Any default under the senior bank facilities that is not waived by the lending banks would permit the lending banks to declare all amounts that BSN Glasspack has borrowed under its senior bank facilities to be due and payable, together with accrued and unpaid interest, and could also permit these banks to proceed against their collateral. Neither BSN Glasspack nor we can assure you that any future amendment or waiver of the financial ratio covenants will be obtained. In the event that these lenders elect to so accelerate BSN Glasspack's obligations under the bank financings, such acceleration would have a material adverse effect on BSN Glasspack, its operations and financial condition.

        BSN Glasspack is also bound by covenants in the various long-term debt instruments. Specifically, the indentures for our Senior Subordinated Notes contain covenants that restrict BSN Glasspack from taking various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payment of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates.

Contractual Obligations

        BSN Glasspack's contractual obligations as of December 31, 2002, the most recent date for which all relevant information is available, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(in millions)
Short and long term financial debt	€755.2	€72.7	€143.0	€342.5	€197.0
Operating leases	10.7	5.2	5.2	0.3	—

Total contractual cash obligations	€765.9	€77.9	€148.2	€342.8	€197.0

        In 2002, the leasing agreement related to BSN Glasspack's Béziers plant was purchased. This operation has been financed by the Capital Expenditure Facility under the senior credit agreement. See "Description of Other Indebtedness." The full available amount under the Capital Expenditure Facility as of December 31, 2002, €69.4 million, has been drawn.

        BSN Glasspack has incurred no other material contractual obligations since December 31, 2002.

Commitments

        BSN Glasspack's commitment expirations as of March 31, 2003 are as follows:

		Outstanding Amount
Nature	Initial Amount or Available Amount	Total	Long- term Portion	Short- term Portion	Repayment Schedule	Maturity
	(in millions)
Senior bank facilities borrowings
Senior A Term Loan	€312.6	€186.1	€126.8	€59.3	Semi-annually	Dec. 31, 2006
Senior B Term Loan	129.6	128.5	126.8	1.7	Semi-annually	Dec. 31, 2006 With 2 final reimbursements on June 30, 2007 and Dec. 31, 2007
Senior revolving credit facility	152.4	73.0	72.9	0.1	Variable upon drawings	Renewable Dec. 31, 2006
Capital expenditure facility	76.2	69.1	61.9	7.2	Variable upon drawings	Dec. 31, 2006

Total senior bank facilities borrowings	670.8	456.7	388.4	68.3
Senior subordinated notes	180.0	179.2	176.7	2.5	At maturity date	Aug. 1, 2009
Loans from related parties	15.2	18.0	18.0		At maturity date	Dec. 31, 2009
Lease liabilities		1.1	0.8	0.3	Semi-annually	March 31, 2006
Securitization	180.0	150.3	149.6	0.7	Upon receivable collection	Nov. 5, 2006
Other loans		4.8	2.0	2.8

Total	€1,046.0	€810.1	€735.5	€74.6

        BSN Glasspack has no other commercial commitments. Other than its receivables securitization program, BSN Glasspack does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations.

Environmental Matters

        As is typical in the glass manufacturing industry, BSN Glasspack incurs capital and operating costs relating to environmental compliance. BSN Glasspack could incur environmental costs and liabilities in the future, and those liabilities could be material. Environmental and health and safety laws and regulations expose BSN Glasspack to the risk of substantial costs and liabilities, including costs and liabilities for investigation and remediation of spills or pollution and other releases of hazardous substances, other fines and criminal sanctions. Furthermore, in most of the jurisdictions in which BSN Glasspack operates, industrial activities are subject to the obtaining of permits, licenses and other authorizations, or to prior notification. BSN Glasspack is required to commit substantial resources in order to maintain environmental and regulatory compliance and manage environmental risk. BSN Glasspack anticipates that these laws and regulations will continue to require increased capital expenditures as environmental standards become more stringent. These environmental laws and health and safety laws and regulations relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, packaging waste, noise pollution and clean-up of environmental contamination. BSN Glasspack is also subject to regulations regarding the control and removal of asbestos-containing material and indemnification in respect of potential exposure of employees to asbestos. See "Risk Factors—BSN Glasspack may incur substantial costs or reduced product demand due to environmental and other governmental regulation" and "Description of BSN Glasspack's Business—Governmental and Environmental Regulation." Further, any changes in existing environmental requirements could cause BSN Glasspack to incur significant costs or to take remedial actions, which could affect its results of operations. BSN Glasspack currently has made no reserves for environmental liabilities.

        Compliance with environmental and health and safety laws and regulations has resulted in significant ongoing costs for BSN Glasspack. Such compliance could restrict its ability to modify or expand its facilities or to continue production, and could require it to install costly pollution control equipment or to incur significant expenses, including remediation costs. Currently, BSN Glasspack is involved in a number of compliance and remediation efforts and legal proceedings concerning environmental and health and safety matters. BSN Glasspack could also incur costs and liabilities associated with assets that have been sold and activities that have been discontinued.

        Other governmental regulation can affect the business of BSN Glasspack and the glass container industry generally. In particular, new legislation in Germany requires the collection of deposits on certain non-returnable types of beverage containers, including one-way glass. Such legislation, particularly if enacted in other jurisdictions, could reduce demand for new glass containers in the long term.

Critical Accounting Policies

        BSN Glasspack has identified the following accounting policies as critical:

Impairment of long-lived assets, including goodwill

        BSN Glasspack periodically evaluates acquired businesses, including its German subsidiaries and its French subsidiary Verdôme, for potential impairment indicators. BSN Glasspack judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of its acquired businesses.

        If the recoverable amount, equal to the higher of an asset's net selling price and its value in use, of long-lived assets tested for impairment is less than the total carrying amount of these long-lived assets, the carrying amount of the assets should be reduced to their net realizable value. That difference is recognized as an impairment loss. In the year ended December 31, 2002, BSN Glasspack determined that the long-lived assets relating to its German operations were impaired and recorded an impairment loss of €36.1 million relating to goodwill.

        The measurement of the impairment loss depends significantly on various assumptions taken in the determination of the value in use of the long-lived assets tested for impairment, including expected market trends, computation of future cash flows generated by BSN Glasspack's German entities and discount rate.

        Future events could cause BSN Glasspack to revise the assumptions it uses in the determination of an impairment. Any resulting additional impairment loss could have a material adverse impact on BSN Glasspack's financial condition and results of operations.

Deferred tax assets recognition

        Using the liability method, deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

        Deferred tax assets for companies which have carry-forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

        BSN Glasspack considers that deferred tax assets relating to BSN Glasspack España and BSN Glasspack's German subsidiaries are not realizable. As a consequence, BSN Glasspack has not recognized deferred tax assets relating to these companies in accordance with IAS 12.

Effect of New Accounting Pronouncements Not Yet Adopted

Under IFRS

  IAS 41

        IAS 41 prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. It becomes operative for annual financial statements covering periods beginning on or after January 1, 2003. Management has determined that this new standard will not have any impact on BSN Glasspack's net income or loss or financial position.

Under U.S. GAAP

  SFAS 143

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        BSN Glasspack adopted SFAS 143 on January 1, 2003 and does not anticipate that the adoption of SFAS 143 will have a material impact on its results of operations, financial position or cash flow.

  SFAS 146

        In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when BSN Glasspack commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. BSN Glasspack will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in BSN Glasspack's recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

  FIN 45

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. As of

December 31, 2002, BSN Glasspack has not identified guarantees that fall into the disclosure requirements of FIN 45. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a significant impact on BSN Glasspack's financial statements.

  FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Adoption of FIN 46 is not expected to have a significant impact on BSN Glasspack's financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        BSN Glasspack manages market risk using its own centralized risk management program. A discussion of accounting policies for derivative financial instruments is included in Note 3 to the Consolidated Financial Statements. With the introduction of the euro as of January 1, 1999, the exposure to exchange rate fluctuations is limited to the U.S. dollar.

Interest rate risk management

        The following table provides information about BSN Glasspack's variable rate debt that is sensitive to changes in interest rates as of December 31, 2002. All of the debt is denominated in euro. The table presents principal amounts and the related weighted average interest rate by expected maturity date. Variable rates are based on implied forward rates as of December 31, 2002.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value December 31, 2002
	(in millions)
Variable rate debt	€63.9	€62.8	€79.0	€215.8	€127.1	—	€548.6	€548.6
Weighted average interest rate (variable)	2.60%	2.66%	2.85%	3.12%	3.32%	—

        On May 31, 2001, BSN Glasspack entered into an interest rate hedging arrangement with a nominal value of €510 million to cover its variable rate financing under its Senior A Term Loan, Senior B Term Loan, Capital Expenditure Facility and receivables securitization program. The period covered by this hedging instrument starts on July 1, 2002 and ends on June 30, 2004. The nominal value of this hedging is scheduled to amortize every semester to match to the underlying indebtedness amortization of the Senior A and B Facilities. As of December 31, 2002, the fair value of this interest rate-hedging instrument is €(7.7) million. As of December 31, 2002, this hedging arrangement covers most of the variable rate debt of BSN Glasspack.

        BSN Glasspack uses interest rate swaps, caps and collars in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

        As of December 31, 2002, the characteristics of the interest rate derivatives are as follows:

		Notional Amount by Maturity
	Average Interest Rate	Semester 1 2003	Semester 2 2003	Semester 1 2004	Fair Value December 31, 2002
		(in millions)
Collar	3.945%–4.600%	€455.0	€425.0	€395.0	€(7.7)

Total		€455.0	€425.0	€395.0	€(7.7)

        These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

        The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 to 18 months. As of December 31, 2002, BSN Glasspack holds the following foreign exchange options:

	Notional Amount by Maturity
	Average Exchange Rate	Semester 1 2003	Semester 2 2003	Fair Value December 31, 2002
	(in millions)
$ against € sale	0.9859	$24.2	$24.0	€0.6

        These instruments hedge approximately 99% of budgeted U.S. dollar fuel and gas purchases for the year ended December 31, 2003 and qualify as cash flow hedges under IAS 39 criteria.

Energy risk

        BSN Glasspack's risk management policy regarding energy (oil and gas) is to hedge the risk arising from forecasted purchases over the next 12 to 24 months with forward purchase contracts. As of December 31, 2002, BSN Glasspack holds the following energy forward contracts:

		Notional Amount (Quantity) by Maturity
	Average Price	Semester 1 2003	Semester 2 2003	Semester 1 2004	Semester 2 2004	Fair Value December 31, 2002
		(thousands of tonnes of oil equivalent)				(millions)
Fuel oil swaps	125.5	73.2	54.0	28.3	28.3	€2.9
Gas swaps	109.6	7.3	6.0	—	—	€0.5

        Fuel oil swaps cover approximately 50% of budgeted fuel purchases for the year ended December 31, 2003.

        Gas purchases are budgeted for approximately 75% at fixed price and for 25% at variable price. Gas swaps cover approximately 25% of the budgeted gas purchases at variable price for the year ended December 31, 2003. These instruments qualify as cash flow hedges under IAS 39 criteria.

DESCRIPTION OF BSN GLASSPACK'S BUSINESS

General

        BSN Glasspack is a leader in the production of glass containers for the beverage and food industries in Western Europe, with an estimated market share of approximately 22% in 2002. Based on available data, BSN Glasspack believes that it produces and sells more glass containers than any of its competitors in France and the Benelux countries, which include Belgium, The Netherlands and Luxembourg, and has the number three market position in Germany and Spain. For 2002, BSN Glasspack generated net sales of €1,309.2 million and EBITDA (before restructuring expenses and other income and expenses) of €201.7 million.

        BSN Glasspack produces a full range of glass bottles and jars in a variety of shapes, sizes, colors and weights. BSN Glasspack believes it is the glass container supplier of choice in its markets for some of the world's leading beverage and food companies. Its customers include Barcardi-Martini, Coca-Cola, Heineken, Kronenbourg, Nestlé, Pernod Ricard, Rémy Cointreau and Unilever, as well as many leading regional food and beverage producers.

        BSN Glasspack operates 40 glass furnaces in 19 manufacturing facilities in France, Germany, The Netherlands and Spain in strategic locations close to its key customers. BSN Glasspack also sells machinery in France which tests the quality of glass containers.

        In 1999, Glasspack Participations S.A., a company owned by funds managed by CVC Capital Partners and BSN Glasspack's management, acquired 56% of BSN Glasspack's shares from Groupe Danone. In June 2003, Glasspack Participations S.A. acquired an additional 40.5% of BSN Glasspack's shares from Groupe Danone, and its current management acquired the remaining 3.5%.

        Since the original acquisition, BSN Glasspack has reversed the trend of decreasing prices for its products. Over the past three years, BSN Glasspack has also undertaken ongoing restructuring programs of its glass container operations to reduce costs and increase productivity and competitiveness. These programs, as well as other employee rationalization programs, have resulted in the closure of two facilities and net headcount reductions of approximately 1,000, or 12.5% of its full-time equivalent employees between January 1, 2000 and December 31, 2002 on a consolidated basis (excluding the reduction attributable to the sale of its subsidiary Royal Leerdam). Further, BSN Glasspack has successfully transferred the production that had been performed at closed facilities to its other production facilities in France, Germany and The Netherlands.

Competitive Strengths

        BSN Glasspack believes it has a number of core competitive strengths in the manufacturing and sale of glass containers that enable it to compete effectively in its markets. These strengths principally include:

        Leading Market Positions.    BSN Glasspack benefits from strong market positions in its four principal European markets. Based on its market knowledge and experience, BSN Glasspack believes that it is a leading supplier of glass containers by volume in each of these markets, with the number one position in France and the Benelux countries.

Breakdown of BSN Glasspack's Estimated Market Position Per Country in European Markets(1)

Country	Estimated Market Position	Estimated Market Share
France	1	45%
Benelux	1	53%
Germany	3	21%
Spain	3	16%

(1)
Based on management's estimates.

        BSN Glasspack is also a leading producer of glass containers in Western Europe for the beer and spirits markets, a major supplier of glass containers for the wine and food markets, and has a strong niche business in the non-alcoholic beverage market. BSN Glasspack believes that its combined manufacturing and distribution facilities, strategically located in one contiguous area comprising France (nine facilities), Germany (five), The Netherlands (three) and Spain (two), make it a preferred choice as a pan-European supplier. BSN Glasspack believes that it is one of the few glass container companies that can reliably supply clients on a pan-European basis.

        Proven Product Quality and Design Capability.    BSN Glasspack offers a broad range of glass container options to meet the diverse needs of its customers. It has a consistent track record and industry reputation for high quality and innovative products and continually strives to improve the quality of its products and production processes through demanding quality control systems, comprehensive employee training and rigorous control of manufacturing processes. Its significant investment in and extensive use of computer modeling software provides it with improved speed and flexibility in designing new products and the necessary adaptation and fine-tuning of production equipment.

        Superior Technology and Manufacturing Capability.    BSN Glasspack capitalizes on its proven management and technical skills to respond to its clients' requirements in terms of product complexity, logistical needs and delivery quantities and locations. Over the last several years, it has demonstrated its ability to serve its customers more effectively through the shifting of production and related skills among its 19 manufacturing facilities. BSN Glasspack's size enables it to commit resources to the research and development and technological innovation necessary to be an industry leader, in particular through its dedicated research and development center in France. Its market-driven projects have focused to a significant extent on "lightweighting" of glass containers, significantly reducing its raw material usage over recent years and minimizing post-consumption waste. BSN Glasspack develops its own proprietary technology when required and acquires other technology based on its needs. BSN Glasspack is also the only operation in France, Germany and The Netherlands licensed to use the proprietary manufacturing technology of Owens-Illinois, which is generally considered to be the world's most advanced technology for certain mass-produced products in terms of quality and production line speeds.

        Management's Demonstrated Ability to Reduce Costs and Reorganize to Improve Productivity.    Over the past three years, BSN Glasspack's management has focused its efforts on integrating its national businesses and individual production sites into a single multinational operation with a focus on reducing costs and increasing productivity and efficiency through:

  •
  selective plant closures and workforce rationalization programs;

  •
  transfer of production to more efficient existing production sites;

  •
  standardization of production processes and equipment among facilities; and

  •
  implementation of a centralized, detailed reporting system and strict reporting requirements.

        Over the past three years, BSN Glasspack has undertaken ongoing restructuring programs of its glass container operations to increase competitiveness. Actions taken included the closing of its Budenheim, Germany facility in May 2002 and its Givors, France facility in January 2003. These programs, as well as other employee rationalization programs have resulted in net headcount reductions of approximately 1,000, or 12.5% of its full-time equivalent employees between January 1, 2000 and December 31, 2002 on a consolidated basis (excluding the reduction attributable to the sale of its subsidiary Royal Leerdam), while BSN Glasspack increased net sales over the period.

        Management's Ability to Increase Prices.    Management successfully increased BSN Glasspack's average selling prices by 2.4% in 2001 and 2.7% in 2002, reversing the price declines which had existed prior to 2001. Management believes that BSN Glasspack's ability to serve a wide geographic area particularly for its large customers, as well as its innovative and quality products, have allowed BSN Glasspack to position itself as a supplier of choice to many pan-European customers and, as a result, to implement these price increases, thus reversing prior declines.

        Strong, Long-standing Customer Relationships.    Glass container supply arrangements are usually based on long-standing relationships. BSN Glasspack benefits from such relationships with well-known customers and believes it is the glass container supplier of choice in its markets for some of the world's leading beverage and food companies. Its customers include Bacardi-Martini, Coca-Cola, Heineken, Kronenbourg, Nestlé, Pernod Ricard, Rémy Cointreau and Unilever, as well as many leading regional food and beverage producers. It has entered into a multi-year sole supplier agreement with Kronenbourg for France and a multi-year supplier agreement with Heineken for The Netherlands, France and Spain. BSN Glasspack believes that from the customer's perspective, reliability of supply is a key consideration. The lengths of the relationships between BSN Glasspack and its top five customers range from 20 to 30 years.

        Stable Markets and Diversified Operations.    BSN Glasspack operates in key countries in Western Europe, selling a wide range of glass containers to the food and beverage industries, which industries are relatively resilient to general economic downturns. BSN Glasspack believes that the nature of its markets and the diversity of its customers and geographical coverage promote stability in its business and revenues and lessen its exposure to any one product, customer or geographical area.

        Highly Experienced and Incentivized Management Team.    BSN Glasspack's management team consists of experienced professionals with strong backgrounds in the glass container industry. BSN Glasspack's senior management has demonstrated its ability to manage costs and to acquire and successfully integrate new businesses. We believe that BSN Glasspack senior management is well incentivized through investment in its equity.

Business Strategy

        BSN Glasspack's principal objective is to increase the value of its glass container business through:

        Improving Profitability Through Increased Pricing.    BSN Glasspack intends to continue to focus on improving profitability through implementing regular price increases on its existing products as well as by introducing higher priced new models. Management believes it can implement this strategy due to its strong, long-standing customer relationships and its ability to supply customers reliably.

        Continuing to Improve Cost Efficiencies.    Following its successful restructuring, BSN Glasspack will continue to seek ways to reduce its cost base by further rationalizing its operations and administration. Since 1999, through its restructuring programs, BSN Glasspack has closed two of its plants and reorganized others. It has also implemented a centralized purchasing system and generally increased accountability by production site and country through unified central reporting systems and efficient procedures. Further, overall full-time equivalent employee headcount has been reduced by 1,000, or 12.5%, between January 1, 2000 and December 31, 2002 on a consolidated basis (excluding the reduction attributable to the sale of its subsidiary Royal Leerdam), while net sales have increased. BSN Glasspack will also pursue various smaller-scale productivity improvements at selected plants on a continual basis as further potential efficiencies are identified.

        Maintaining and Reinforcing its Position as a Supplier of Choice to Many Pan-European Customers.    BSN Glasspack supplies large, multinational beverage and food producers in addition to local niche customers. BSN Glasspack believes that its ability to provide packaging products across Europe reinforces its customer relationships, underlining the importance of BSN Glasspack's pan-European manufacturing and distribution network. Serving multinational customers also provides BSN Glasspack with the opportunity to optimize its production for these customers in the most efficient and cost-effective manner, as well as to increase product pricing discipline.

        Focusing on Value-Added Products.    BSN Glasspack intends to continue its focus on complete packaging solutions for customers in order to add value and increase its margins. Examples of such value-added packaging solutions include downstream products and services, such as special finishings (including bottle decoration, various pre-labeling and sleeving alternatives and raised lettering) that help to differentiate its customers' products on the shelf.

        Pursuing Selected Consolidation Opportunities.    BSN Glasspack will carefully evaluate and pursue selected strategic opportunities to acquire glass container manufacturing businesses in Europe, in markets in which there would be significant synergy potential or that it believes will complement its broad network of plants in its Western European markets and potentially in the higher growth markets of Eastern Europe.

Glass Container Industry Overview

        Glass packaging producers supply containers for the beverage and food industries. Within the beverage industry, glass bottles and other containers are used for wine, beer, spirits and non-alcoholic beverages such as mineral water, fruit juices and carbonated soft drinks. Within the food industry, glass containers are used for a variety of processed and other foods including baby foods, oils, sauces, condiments, yogurt and preserved foods. The following tables show the percentage breakdown of sales volume of glass containers by unit in the Western European market by end market and country of sale for 2002:

Glass Container Volume by End Market
Wine	35%
Beer	20%
Food	19%
Non-Alcoholic Beverage	14%
Spirits	12%
Glass Container Volume by Country of Sale
France	24%
Germany	18%
Spain	12%
Benelux	9%
Other	37%

Products and Markets

        BSN Glasspack manufactures glass containers for customers in the beverage and food industries. BSN Glasspack produces one of the industry's broadest ranges in Europe of glass bottles and jars in a wide variety of shapes, sizes, colors and weights. BSN Glasspack develops its products to meet the specific needs of its customers.

        The following tables show the percentage breakdown of BSN Glasspack's net sales by end market and country of origin for 2002:

Net Sales by End Market
Wine	29.8%
Beer	24.1%
Food	21.0%
Liquor & Spirits	13.0%
Non-alcoholic Beverage	5.1%
Other(1)	7.0%
Net Sales by Country of Origin(2)
France	51.8%
Germany	20.5%
The Netherlands	19.7%
Spain	8.2%

(1)
This category consists of 3.9% of sales from tableware activity, 2.3% from glass quality control machine activity through BSN Glasspack's subsidiary MSC and 0.8% from other items.

(2)
Includes (0.2)% of intercompany sales.

        BSN Glasspack supplies two primary market sectors, beverage and food glass containers. The beverage sector can be divided into four end-market components: wine, beer, liquor & spirits and non-alcoholic beverages. Beverage containers represented 81% and food containers represented 19% of sales volume for the Western Europe glass container industry in 2002. Each of BSN Glasspack's end markets is described below.

Wine

        Europe is the world's largest market for wine, both in terms of consumption and production. Glass is the dominant form of packaging for wine in Western Europe. In France for instance, glass bottles account for approximately 70% of wine packaging. BSN Glasspack believes that because of the association of non-glass wine packaging (for example, PVC bottles or cartons) with low quality and because of PET's relative lack of chemical durability, the predominant use of glass bottles for wine packaging is unlikely to change and substitution of PET containers is not likely. In 2002, glass bottles for wine represented 35% of the overall Western Europe container glass market by tonnes. This market is characterized by customized products, with a fragmented regional customer base. Due to the seasonality of the wine industry, wine bottle orders generally peak in the months of March and September.

        Glass packaging for wine grew by approximately 5.3% between 1999 and 2002. To meet growing demand and increase BSN Glasspack's market share in wine packaging, BSN Glasspack constructed a new facility in 2001 in Béziers, in the south of France. This has enabled it to serve the fast-growing Languedoc wine region in France and nearby Spanish wine regions, which it had not previously been able to serve on a cost-effective basis due to high transportation costs.

        BSN Glasspack's wine customers include many regional producers and wholesalers such as Castel, Cellier des Dauphins and Duboeuf in France, Faber-Gruppe and Kefla in Germany and Codorniu-Cava and Freixenet-Cava in Spain.

Beer

        Glass bottles for beer represent 20% of the overall Western Europe container glass market tonnage. Use of glass containers for beer varies significantly from country to country. Glass usage is strongest in France, Germany, The Netherlands and Spain, constituting between 52% and 66% of beer packaging.

        Beverage cans represented an estimated 20% of the Western European beer market in 2001. The remaining volume in the beer market is generally packaged as draught. The penetration of PET containers in the beer market has been limited in large part due to shorter shelf life and the aesthetic preference consumers have for glass. Although several brewers currently market PET beer packaging, BSN Glasspack believes that the use of PET in the beer segment is successful only in niche applications such as sporting and other spectator events and does not pose a serious threat of substitution for glass containers in the European market. See "Risk Factors—The high level of competition in BSN Glasspack's markets could negatively affect its operations."

        Capitalizing on its leadership in production technologies, product innovation, product quality, geographic scope, service and volumes, BSN Glasspack is regarded by key brewers as a reliable and strong long-term partner. Glass packaging for the beer market is characterized by increasing product differentiation and a highly concentrated pan-European customer base. BSN Glasspack is able to meet customers' pan-European needs throughout the seasonal fluctuations in demand while offering a wide range of models. BSN Glasspack's primary objective in the beer market is to maintain its Western European leadership position and continue to meet brewers' expectations in terms of sourcing, product quality and innovation.

        BSN Glasspack has a multi-year sole supply agreement with Kronenbourg in France. Glass packaging net sales to Kronenbourg accounted for approximately 9.5% of BSN Glasspack's 2002 glass packaging net sales. It also has a multi-year supply contract with Heineken in The Netherlands, France and Spain which accounted for 9.7% of its 2002 glass packaging net sales. BSN Glasspack's relationships with its other customers are not generally formalized through long-term supply contracts. BSN Glasspack's major beer customers include Heineken, Kronenbourg, Bavaria, Interbrew and Mahou San Miguel.

Liquor & Spirits

        Glass bottles are the dominant form of packaging for spirits in the European Union. Glass bottles for liquor and spirits represented 12% of the overall Western Europe glass container market volume in tonnes in 2002. Plastic containers for spirits in Europe have thus far been restricted to duty-free items, unlike in the United States where many low-end spirits are packaged in PET bottles. BSN Glasspack believes that European distillers are reluctant to depart from the use of glass containers, however, because of the association of glass with the premium image of most spirits in Europe. BSN Glasspack therefore expects no significant substitution of PET for glass in the liquor & spirits sector in the near future. See "Risk Factors—The high level of competition in BSN Glasspack's markets could negatively affect its operations." Demand for liquor and spirits bottles generally peaks in the winter months.

        BSN Glasspack has developed production techniques at its German plants allowing for cost-effective color changes on short production runs. It believes that the resulting production flexibility is a key factor to compete effectively in the liquor & spirits sector and enables it to achieve sales volume growth from exports outside its production markets.

        BSN Glasspack's customers in the liquor and spirits market component include leading groups such as Allied Domecq, Bacardi-Martini, Berentzen, Eckes, LVMH, Mast-Jägermeister, Pernod Ricard, Rémy Cointreau and William Pitters.

Non-Alcoholic Beverages

        Glass bottles for non-alcoholic beverages represent 14% of overall Western European container glass market tonnage. The non-alcoholic beverages market consists mainly of packaging for mineral water, ready-to-drink soft drinks and fruit juice. Demand for non-alcoholic beverage containers generally peaks in the summer months. BSN Glasspack's management intends to focus on production of value-added products in the non-alcoholic beverage market.

        BSN Glasspack's main customers in the non-alcoholic beverages market component include Coca-Cola, Eckes-Granini, Orangina-Schweppes and Société Evian (Groupe Danone).

Ready to Drink Beverages

        "Ready to drink," or RTD, is a new and growing category of beverages in Europe, consisting of pre-mixed alcoholic beverages. Glass is the packaging of choice in this segment, generally flint, conveying a high-range image by sophisticated decoration. BSN Glasspack supplies the two major RTD producers in Europe, Bacardi-Martini and Diaego.

Food

        Glass containers for food represent 19% of overall Western European container glass market tonnage. The widemouth food jar, a traditional packaging product serving a number of uses, constitutes a substantial majority of the market for glass containers for food, with narrow bottles (for example, oil and vinegar bottles), sterile preserving jars and other widemouth jars substantially comprising the remainder of the market.

        BSN Glasspack believes food is the fastest growing end-market for glass packaging in Western Europe.

        Usage of glass packaging for food products varies significantly from country to country. While glass is largely used for products such as baby food, jam, marmalade and instant coffee, its usage for processed fruits and vegetables as a whole is more limited. It is also used in France, Germany and Spain for yogurt products.

        BSN Glasspack's largest customers in the food market component include leading international groups such as Groupe Danone, Heinz, Nestlé, and Unilever.

Competition

        The Western Europe beverage and food glass container market is generally mature and highly competitive, with manufacturers seeking to enhance market positions through the introduction of new products and concepts and passing on a significant share of the benefits of technological and efficiency improvements to the customer. In addition to price, important factors in competition include product quality and complexity, as well as reliability of supply. BSN Glasspack's internal studies show that based on 2001 data, four manufacturers represent an estimated 68% of the total Western Europe supply. We believe that there are substantial structural barriers to entry into the glass market, because of the high capital outlays required for new plants, high transportation costs relative to sales prices, and the importance of scale reliability and established relationships to buyers of glass packaging. BSN Glasspack's main pan-European competitors are Owens-Illinois, Rexam and Saint Gobain. In France its main competitors are Saint Gobain and Saverglass; in Germany, Heye Glass, Oberland, Rexam and Wiegand, in the Benelux countries, Owens-Illinois, Rexam and Saint Gobain, and in Spain, Vicasa and Vidrala. Rexam made two significant acquisitions in Germany in the glass packaging industry, Nienburger Glas GmbH in 2002 and Lüner Glas in 2003. This transaction contributed to the consolidation of the German glass industry and challenges BSN Glasspack's former strong market position in Germany.

        BSN Glasspack competes with makers of alternative forms of packaging, including plastic containers and metal cans. Technological developments in alternative packaging, or shifts in customer preference to such alternatives, including polyethylene terephthalate, or PET, could give producers of this packaging a competitive advantage over, and take market share and revenues from, producers of glass containers such as BSN Glasspack.

Energy, Raw Materials & Suppliers

        BSN Glasspack uses heavy fuel oil, natural gas and electricity to power its furnaces. BSN Glasspack has developed for substantially all of its furnaces a mixed combustion process (gas and/or heavy fuel) in order to optimize energy costs and to ensure security of supply. BSN Glasspack hedges a portion of its energy costs with derivative financial products on a year-to-year basis. See "Management's Discussion and Analysis of Financial Condition and Operations—Energy risk." For the year ended December 31, 2002, energy costs represented 12.5% of cost of goods sold.

        The main raw materials involved in glass container manufacturing are cullet (crushed recycled glass), soda ash, sand, limestone/dolomite and additives.

        BSN Glasspack selects raw materials according to their chemical and physical characteristics, depending on the type of glass container to be manufactured, for example, form or color. All of these materials are available from various European and/or national suppliers and BSN Glasspack continually develops alternative sources in its purchasing policy. BSN Glasspack believes that adequate quantities of raw materials are and will be available from various suppliers at commercially acceptable prices in the foreseeable future.

        The main BSN Glasspack strategic purchases (raw materials, energy, packaging, moulds and investments) are centralized in a European Purchasing Department. This corporate function includes 10 people. BSN Glasspack believes this gives a competitive advantage to each of its French, Dutch, German and Spanish operations.

Research and Development

        BSN Glasspack's size enables it to support a significant research and development effort, which it believes to be vital to its ability to compete effectively. This effort focuses primarily on developing new products to meet customers' needs, improving product quality and reducing raw material and energy consumption and increasing capacity, and therefore reducing costs and emissions into the environment.

        Over the years, BSN Glasspack has made progress in both standard and customized containers. This achievement has been possible in part due to the extensive use of computer modeling software allowing both greater speed and flexibility in the design of new products, and the necessary adaptation and fine-tuning of production equipment.

        Product and process development are carried out at BSN Glasspack's Saint-Romain Research and Development Center in Lyon, France. Established as a separate department eight years ago, Saint-Romain has achieved ISO 9001 version 2000 certification, an industry certification certifying an efficient process regarding research and development projects. All research and development operations regarding glass containers for BSN Glasspack's French, Dutch, German and Spanish operations are currently managed by Saint-Romain. The center employs approximately 30 people, mostly engineers and technicians. BSN Glasspack believes that Saint-Romain is critical to sustaining its competitive cost advantage and its policy of differentiation through innovative products.

        In past years, BSN Glasspack's market-driven projects have focused to a significant extent on light weighting of glass containers. The development of lighter glass is one of the most important factors in the continued success of glass packaging and the further development of glass containers. Light weighting has reduced raw material usage significantly over the last 10 years and has minimized post-consumption waste and enhanced the environmentally friendly image from which the glass industry benefits.

        Over the last five years, industrial process-oriented projects have been focusing on the standardization of raw materials and manufacturing procedures, including mould sourcing. Current and future research and development projects will focus on visual and touch aspects, specifically colors and forms, environmental aspects, surface treatments and moulding steps.

        Presently our research and development strategy is to focus our resources on glass strength improvement and therefore better consumer security. To progress in this way we have begun multiple research and development projects to prevent critical defects inside the glass by new forming processes, and others to prevent brittleness of the glass caused by new surface treatment.

        On average, the introduction of a new product range typically takes two to three years; approximately five patents were filed annually on the average over the past five years, of which two to three usually lead to an actual product launch.

Patents, Licenses and Trademarks

        BSN Glasspack and its subsidiaries own over 20 patents, primarily for the manufacture of glass containers. These companies also own over 100 trademarks in various countries.

        BSN Glasspack benefits from an on going technical assistance and trade secret license agreement with Owens-Illinois, the world's leading supplier of machines and related processes used in glass manufacturing, on an exclusive licensee basis in France, Germany and The Netherlands and a non-exclusive basis in Spain. This agreement is specific to container glass manufacturing, excluding other glass products such as flat glass and lenses, and covers areas such as furnace compositions, product designs, machines, moulds, methods, and other technical processes. This agreement gives BSN Glasspack access to Owens-Illinois' sites and affiliates around the world. This agreement also requires Owens-Illinois to provide BSN Glasspack with information, reports and access to Owens-Illinois personnel. BSN Glasspack believes that Owens-Illinois' technology provides competitive advantages to its licensees as a result of its ability to operate machines at high levels of speed and productivity. BSN Glasspack pays Owens-Illinois royalties for use of this technology.

Sales, Marketing & Distribution

        BSN Glasspack employs a total of approximately 95 sales staff and key account managers located in France, Germany, The Netherlands and Spain, who work with food and beverage producers locally, and the group's main pan-European customers, respectively. BSN Glasspack markets through industry periodicals and trade fairs. A significant part of the total sales are made directly to customers, although for certain specific niche markets sales are made to wholesalers. Finished goods are delivered by means of independent logistics and freight providers, particularly the independent trucking industry as well as national transportation systems, based on terms subject to periodic negotiation.

Governmental and Environmental Regulation

        The main potential environmental risks for BSN Glasspack include air pollution resulting from gas and particle furnace emissions, water pollution through the disposal of water used in the production process, packaging waste, and the cleaning of the box type regenerator and noise pollution.

        BSN Glasspack is regulated under various European Union, or EU, national and local environmental, occupational health and safety and other governmental laws and regulations. BSN Glasspack's operations, including the handling, storage and disposal of raw materials and by-products of the manufacturing process, are subject to comprehensive laws and regulations relating to the generation, storage, handling, and transportation of hazardous materials, packaging waste, the emission and discharge of materials into the environment and the remediation of contamination associated with the release of hazardous substances. BSN Glasspack is also subject to regulations regarding the control and removal of asbestos-containing material and potential indemnifications in respect of exposure of employees to asbestos. To date, BSN Glasspack has not paid any indemnity with respect to any employee claims.

        BSN Glasspack's operations are subject to obtaining permits, licenses and other authorizations, or to prior notifications which are subject to modification, renewal and revocation by issuing authorities. Governmental or other authorities have the power to enforce compliance with environmental and health and safety laws and regulations, and violations or cases of non-compliance may result in the issuance of fines, penalties or injunctions and/or the requirement to install costly pollution control equipment or incur significant expenses, including remediation costs. In addition, compliance with environmental laws and regulations and the failure to comply with such laws or regulations could restrict BSN Glasspack's ability to modify or expand its sites or continue production.

        Furthermore, the EU Directive (96/61/EC) on Integrated Pollution Prevention and Control, or IPPC, which is applicable to the EU countries in which BSN Glasspack operates its business, imposes new requirements on its operations. IPPC requires that operators in BSN Glasspack's industry employ best available techniques, or BATs, to prevent pollution. Energy efficiency, accident prevention and post-closure controls, which can include remedial action, are also requirements of this legislation. The BAT standard applicable to BSN Glasspack's business sector was adopted in 2001. Ongoing investment is required to achieve BAT in relation to the minimization of energy use and other aspects of BSN Glasspack's activities that affect the environment. BSN Glasspack expects that the cost of compliance with BAT would reach a maximum of €58 million for all furnaces, without taking into account any optimization of implementation costs. Management considers that individual studies for each furnace will permit BSN Glasspack to optimize and reduce amounts that are required to be incurred, with the intention that the remaining amounts ultimately required will be spent on furnace repairs up until 2010.

        Historical practices may have resulted in contamination of BSN Glasspack's facilities. Based on the audits that have been conducted in 1998 on most of BSN Glasspack's industrial sites, BSN Glasspack believes that the contaminations that have been identified will likely have limited environmental impacts. Except for sites that are being closed, where substantial remediation could be necessary, remediation resulting from the findings of additional local audits is not expected to be substantial. There can be no guarantee that future remediation obligations will not arise at one or more of BSN Glasspack's facilities or that significant costs and liabilities associated with these obligations will not be incurred. Based upon available information, however, BSN Glasspack believes that none of these matters are likely to have a material adverse effect on its results of operations or financial condition. Many of BSN Glasspack's manufacturing facilities are located on properties with a long history of industrial use, including the use, storage and disposal of hazardous materials. If releases of hazardous materials occur or have occurred on or from BSN Glasspack's facilities, BSN Glasspack may be required to remedy these releases.

        BSN Glasspack's operations are also affected by national and EU laws and regulations regarding the design, characteristics and recycling of its products. The food packaging regulations of some European countries are more stringent than EU requirements. BSN Glasspack designs its food packaging products to satisfy EU and member state national standards. In particular, packaging used for food products must be safe for that purpose and is subject to limitations on the extent to which packaging material constituents may migrate into packaged foods. Packaging used to transport potentially hazardous goods must also comply with design standards and testing requirements to ensure that the packaging will safely contain these potentially hazardous goods. In addition, BSN Glasspack's European customers are generally required to comply with national and EU regulations that require a designated percentage of packaging and packaging wastes to be recovered and a designated percentage to be recycled. Responsibility for such recovery and recycling generally falls on the filler customers who purchase BSN Glasspack's packaging products. However, in some countries, BSN Glasspack, as a packaging manufacturer, is required to contribute fees toward the cost of recycling and recovery activities.

        BSN Glasspack reports on a regular basis to the national authorities and is substantially in compliance with environmental laws and regulations. BSN Glasspack maintains a firm-wide environmental policy designed to monitor and control environmental matters and assure compliance with European and national environmental regulations. This policy consists of training and retaining personnel experienced in the management of environmental matters. BSN Glasspack's policy also includes the implementation of the environmental certification ISO 14 001. Most of BSN Glasspack's French sites have obtained ISO 14 001 certification. BSN Glasspack's objective is to obtain ISO 14 001 certification for all of its sites before the end of 2005. The ISO 14 001 certification generally aims at providing a reliable account of the environmental situation of the industrial sites and at assuring compliance with the requirements of environmental regulations.

        However, environmental and health and safety matters cannot be predicted with certainty and there can be no guarantee that the amounts that BSN Glasspack has budgeted will be adequate to cover potential liabilities. In addition, future developments, such as the discovery of new facts or conditions, or future changes in environmental and health and safety laws and regulations could result in increased costs and liabilities that could have a material effect on BSN Glasspack's financial condition or the results of its operations. BSN Glasspack currently has made no reserves for environmental liabilities. BSN Glasspack could also incur costs and liabilities associated with assets that have been sold and activities that have been discontinued.

Manufacturing and Properties

        BSN Glasspack operates 40 glass furnaces in 19 manufacturing facilities. These facilities include nine in France, five in Germany, three in The Netherlands and two in Spain, for a total of 129 production lines producing glass containers. For the year ended December 31, 2002, these production lines produced an aggregate volume of 3,440,332 tonnes. The following table sets forth the net value of property, plant and equipment as of March 31, 2003:

Net value of property, plant, equipment
(in millions)
France	€292.1
Germany	108.1
The Netherlands	73.7
Spain	52.5

Total	€526.4

        BSN Glasspack believes that its facilities meet its present needs and that its properties are generally well maintained and suitable for their intended use. BSN Glasspack believes that it generally has sufficient capacity to satisfy the demand for its products in the foreseeable future. BSN Glasspack continuously evaluates the composition of its various manufacturing facilities in light of current and expected market conditions and demand. Over the past three years, BSN Glasspack has suffered substantial property damage at two plants following industrial accidents. BSN Glasspack believes that it was not at fault and that insurance policies should cover the property loss relating to these incidents (subject to applicable deduction amounts). See "Risk Factors—BSN Glasspack operations may cause harm to persons or property or experience unplanned interruption, which could result in substantial costs or substantial insurance premiums." Following is information about BSN Glasspack's headquarters, main offices and production facilities, all of which are owned by BSN Glasspack or its subsidiaries other than as indicated:

Location	Production lines
Plants
France	58
Béziers, France	3
Gironcourt, France	9
Labégude, France	3
Puy-Guillaume, France	10
Reims, France	7
Reims, France	8
Vayres, France	7
Veauche, France	7
Wingles, France	4
Germany	36
Achern, Germany	7
Bernsdorf, Germany	2
Düsseldorf, Germany	11
Holzminden, Germany	8
Rinteln, Germany	8
The Netherlands	22
Leerdam, The Netherlands	7
Maastricht, The Netherlands	9
Schiedam, The Netherlands	6
Spain	13
Castellar, Spain	6
Seville, Spain	7

Total	129

Headquarters and Others
Paris, France*
Villeurbanne, France*
Saint Romain, France*
Düsseldorf, Germany
Schiedam, The Netherlands
Madrid, Spain*

*
Leased property

Employees

        As of December 31, 2002, BSN Glasspack had 7,418 employees on a consolidated basis. BSN Glasspack's employees are represented by various trade unions and workers' councils in each of the countries in which it operates. In 1999, BSN Glasspack agreed with employees' representatives in France to an involuntary redundancy program, which affects the 645 employees of BSN Glasspack who will reach the age of 56 or greater during the years 1999 to 2003. 117 of these employees remain employed as of March 31, 2003. The main features of a second plan related to BSN Glasspack's subsidiary VMC (France) include the closing of the Givors plant, which occurred in March 2003, and the downsizing of the workforce in the Reims location. The new restructuring plan was formally agreed to by the labor unions in February 2002 and will concern 345 employees. To improve competitiveness in The Netherlands, BSN Glasspack N.V. implemented a number of measures to reduce personnel costs, mainly according to the agreement made with unions and government, which enables employees to cease employment at the age of 55. The closing of the Budenheim plant in Germany in May 2002 affected 288 employees. In France, on April 5, 2003 and May 6, 2003, certain of BSN Glasspack's subsidiaries entered into a legal agreement, or CATS, with the French regulatory authority for its French entities (VMC and BSN Glasspack, SAS), which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years of age, with a partial state contribution. In Germany, in accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated a restructuring scheme with its employee representative bodies. Under this new scheme, or OAPT, a portion of the employees in Germany between 55 and 64 years of age, up to a maximum of 5% of total employees there, may be offered the ability to leave the company within three years from the date they join the scheme. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Future Trends."

        BSN Glasspack believes that its current relations with employees and unions are generally good, and it has not suffered a material work stoppage or strike since 1997. Legislation was passed in France that reduced the legal work week from 39 hours to 35 hours beginning in the year 2000. Because a substantial majority of BSN Glasspack's workers work on shifts consisting of less than 35 hours per week, BSN Glasspack believes that this legislation had no significant effect on its operations. Below is a breakdown of average full-time equivalent employees by geographical area as of year end for the periods indicated:

	2000	2001	2002
Total number of employees	8,187	7,955	7,418
By geographical area:
France	50.1%	49.3%	49.3%
Germany	20.8%	22.7%	22.7%
Spain	20.9%	20.1%	20.1%
The Netherlands	8.2%	7.9%	7.9%

Total	100.0%	100.0%	100.0%

        In addition, in 2002, 10% of BSN Glasspack's employees worked part-time in France, 7% in Germany, 3.4% in The Netherlands and none in Spain.

Legal Proceedings

        A supplier of BSN Glasspack's German operations has filed a claim before a German court asserting damages in the amount of €17.7 million for underperformance of certain supply contracts. A district court has determined that BSN Glasspack and a third-party co-defendant are jointly and severally liable while deferring the determination of the amount of liability to a second phase of the proceedings. BSN Glasspack has appealed this decision and believes it has strong arguments to support its position and that its ultimate liability, if any, will be less than the amount of the claim. Although there can be no assurance as to the outcome of the claim, BSN Glasspack believes that it will have no material impact on its financial condition.

        BSN Glasspack is also involved in certain other legal proceedings arising in the normal course of its business. BSN Glasspack believes that none of these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on its business or its consolidated financial position.

INDEX TO FINANCIAL STATEMENTS

        Audited Consolidated Financial Statements of BSN Glasspack, SAS and Subsidiaries for the year ended December 31, 2002, 2001 and 2000:

        Unaudited Interim Consolidated Financial Statements of BSN Glasspack, SAS and subsidiaries for the three months ended March 31, 2003 and 2002:

Unaudited Interim Consolidated Statements of Operations	F-57
Unaudited Interim Consolidated Balance Sheets	F-58
Unaudited Interim Consolidated Statements of Cash Flows	F-59
Unaudited Interim Consolidated Statements of Net Equity	F-61
Notes to the Unaudited Interim Consolidated Financial Statements	F-62

INDEPENDENT AUDITORS' REPORT

To the Shareholders of BSN Glasspack SAS:

        We have audited the accompanying consolidated balance sheets as of December 31, 2000, 2001 and 2002 of BSN Glasspack SAS and its subsidiaries (the "Company") and the related consolidated statements of operations, cash flows and consolidated statements of net equity for each of the three years in the period ended December 31, 2002, all expressed in euros. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Financing Reporting Standards ("IFRS") formulated by the International Accounting Standards Board.

        The accounting principles used in the preparation of the consolidated financial statements, IFRS, vary in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and a complete reconciliation of net income and net equity to U.S. GAAP are set forth in Note 33 to the financial statements.

        Neuilly-sur-Seine, France
        April 25, 2003

        Barbier Frinault et Autres
        Ernst & Young
        Thierry Aymonier

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Year Ended December 31,
		2000	2001	2002
		(In millions, except for share information)
Net sales		€1,282.8	€1,299.0	€1,309.2
Raw materials and packaging		(240.5)	(246.0)	(243.0)
Energy		(128.7)	(142.8)	(136.1)
Personnel costs		(299.8)	(311.5)	(310.3)
Other cost of goods sold		(392.7)	(375.0)	(395.4)

Gross profit		221.1	223.7	224.4
Selling, general and administrative expenses	25	(106.4)	(111.4)	(98.3)
Research and development expenses		(9.1)	(8.1)	(9.1)
Restructuring expenses	26	(7.7)	(71.8)	(20.6)
Other income and expense	27	(43.7)	(27.0)	(46.9)

Operating income		54.2	5.4	49.5
Financial expense, net	28	(65.3)	(75.7)	(67.6)

Loss before income taxes		(11.1)	(70.3)	(18.1)
Income tax (expense)/benefit	29	(3.4)	2.5	(16.0)

Loss before minority interest		(14.5)	(67.8)	(34.1)
Minority interest		(0.7)	(0.1)	(0.2)

Net loss		€(15.2)	€(67.9)	€(34.3)

Weighted average number of ordinary shares		4,728,750	4,728,750	4,728,750
Basic/diluted loss per share		€(3.21)	€(14.36)	€(7.25)

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2000	2001	2002
		(In millions)
ASSETS
Cash and cash equivalents		€25.5	€16.5	€25.5
Short-term loans		1.3	1.0	0.3
Trade accounts and notes receivable, net	8	246.7	275.9	224.0
Inventories, net	9	295.6	307.2	303.0
Other current assets	10	58.6	56.3	49.0

Total current assets		627.7	656.9	601.8
Property, plant and equipment, net	11	604.6	552.6	523.1
Intangible assets, net	12	56.3	59.0	23.7
Long-term receivables		0.2	0.4	0.5
Available for sale non current investments	13	5.6	5.5	3.2
Other assets	14	3.4	3.4	2.5

Total assets		€1,297.8	€1,277.8	€1,154.8

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	15	€197.5	€216.4	€221.0
Other payables and accrued liabilities	16	168.1	191.6	178.8
Short-term debt	19	35.2	70.2	72.7

Total current liabilities		400.8	478.2	472.5
Provisions for retirement indemnities and pension obligations	17	119.2	115.1	113.8
Provisions for risks and charges	18	4.5	5.0	2.6
Deferred tax liabilities	29	24.0	16.4	25.6
Long-term debt	20	783.2	774.5	682.5
Other long-term liabilities		3.0	2.6	2.6

Total liabilities		1,334.7	1,391.8	1,299.6
Minority interest		0.6	0.3	0.2
Share capital	21	72.1	75.7	75.7
Additional paid-in capital	21	72.6	69.0	69.0
Retained earnings		(181.3)	(258.1)	(288.8)
Cumulative translation adjustment		(0.9)	(0.9)	(0.9)

Net equity	21	(37.5)	(114.3)	(145.0)

Total liabilities and net equity		€1,297.8	€1,277.8	€1,154.8

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2000	2001	2002
Net loss	€(15.2)	€(67.9)	€(34.3)
Minority interest	0.7	0.1	0.2
Depreciation and amortization	86.9	94.1	122.4
Deferred income taxes	—	(10.9)	8.3
(Gain)/loss on sale of assets	(3.9)	2.0	(3.1)
(Gain) on Royal Leerdam disposal	—	—	(7.7)
Other (e)	(3.1)	66.4	(7.6)
Net change in current working capital	10.3	(19.8)	61.0

Cash flows provided by operating activities (a)	75.7	64.0	139.2

Acquisition of fixed assets (c)	(101.7)	(91.7)	(86.0)
Proceeds from sale of investments	3.1	1.8	—
Proceeds from sale of fixed assets	1.8	2.5	4.8
Proceeds from sale of Royal Leerdam	—	—	42.3
Other investing activities (b)	0.9	(0.6)	4.0

Cash flows used in investing activities	(95.9)	(88.0)	(34.9)

Issuance of debt (c)(d)	60.5	79.1	54.4
Repayment on debt (d)	(38.6)	(63.7)	(149.5)
Dividends paid	(0.1)	(0.4)	(0.2)

Cash flows provided by/(used in) financing activities	21.8	15.0	(95.3)

Increase/(decrease) in cash and cash equivalents	1.6	(9.0)	9.0

Cash and cash equivalents at beginning of period	23.9	25.5	16.5

Cash and cash equivalents at end of period	€25.5	€16.5	€25.5

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—Details

	For the Year Ended December 31,
	2000	2001	2002
	(In millions)
(a) Cash flows provided by operating activities include:
Income tax paid	€(2.7)	€(5.7)	€(5.5)
Interest paid	€(58.7)	€(64.9)	€(56.7)
Interest received	€0.5	€3.1	€0.1
(b) Other investing activities include:
Dividends received	€0.9	€0.1	€0.4
(c)
The construction of the Béziers plant has been financed by a finance lease and therefore not reflected in acquisition of fixed assets or issuance of debt, as this was a non-cash transaction. The amount related to construction of Béziers plant was €4.5 million in 2001 and €47.5 million in 2000. In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility.

(d)
The change in short-term debt includes changes in financial creditors current accounts recorded as short-term debt, and change in financial debtors current accounts recorded as "other current assets" in the consolidated balance sheet. The change in current financial account is taken into account as a change in net debt.

(e)
Other cash flows provided by operating activities

	For the Year Ended December 31,
	2000	2001	2002
	(In millions)
Debt issuance costs amortization	€—	€7.3	€6.6
Change in restructuring reserve (see Note 26)	€—	€28.0	€(15.2)
Write-off of tangibles assets in Germany and France	€—	€29.1	€—
Other	€(3.1)	€2.0	€1.0
Total	€(3.1)	€66.4	€(7.6)

The accompanying notes are an integral part of these financial statements

BSN GLASSPACK, SAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET EQUITY

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Net Equity
	Shares	Amount
	(In millions except for share information)
Net equity as of December 31, 1999	4,728,750	€72.1	€72.6	€(166.1)	€(0.9)	€(22.3)

Net loss				(15.2)		(15.2)

Net equity as of December 31, 2000	4,728,750	€72.1	€72.6	€(181.3)	€(0.9)	€(37.5)

Euro conversion of ordinary shares		3.6	(3.6)			—
Effect of adoption of IAS 39 as of January 1, 2001				1.0		1.0
Net loss				(67.9)		(67.9)
Cash flow hedges (effect of the application of IAS 39)				(9.9)		(9.9)

Net equity as of December 31, 2001	4,728,750	€75.7	€69.0	€(258.1)	€(0.9)	€(114.3)

Net loss				(34.3)		(34.3)
Cash flow hedges (effect of the application of IAS 39)				3.6		3.6

Net equity as of December 31, 2002	4,728,750	€75.7	€69.0	€(288.8)	€(0.9)	€(145.0)

The accompanying notes are an integral part of these financial statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of euros (€) unless otherwise specified)

        The financial statements have been authorized for issuance by the Company CEO and CFO on April 25, 2003.

NOTE 1—GENERAL NOTE AND DESCRIPTION OF BUSINESS

        BSN Glasspack SAS and subsidiaries ("BSN Glasspack", the "Company", "BSN Glasspack Group", "the Group") is a producer of glass containers for the beverage and food industries and operates 40 glass furnaces (42 in 2001 and 43 in 2000) in 20 (21 in 2001 and 2000) manufacturing facilities in France, Germany, The Netherlands and Spain. The Company employs approximately 7,400 people (8,000 in 2001 and 8,100 in 2000). The parent company, BSN Glasspack, SAS, a French "société par actions simplifiée" (SAS), employs approximately 2,700 people (2,900 in 2001 and 2,575 in 2000). The address of the registered office is: 64 Boulevard du 11 Novembre 1918, 69100 Villeurbanne, France.

        Since August 5, 1999, the ultimate parent company of the group is Glasspack Investors S.A., located in Luxembourg.

NOTE 2—LIST OF CONSOLIDATED COMPANIES

        The consolidated companies as of December 31, 2002 are as follows:

Company	Country	% of interest	Activity
Ex Groupe Danone subsidiaries
BSN Glasspack SAS (a)	France	100.00	Glass container
VMC	France	99.76	Glass container
MSC	France	100.00	Control equipment
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (b)	The Netherlands	100.00	Tableware
Séfipal	France	100.00	Holding
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution
Subsidiaries acquired in 1999 from Gerresheimer
BSN Glasspack GmbH und Co. KG (c)	Germany	100.00	Glass container
Companies set up in 1999
BSN Financing Company, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding
Companies set up in 2000 (d)
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing
Companies set up in 2001 (e)
BSN Glasspack RE S.A	Luxembourg	100.00	Reinsurance

        The consolidated financial statements are derived from the stand-alone financial statements of the above entities, which are each separate legal entities.

(a)
In 2001, Verdôme S.A. merged with BSN Glasspack SAS.

(b)
As of December 31, 2002, B.V.Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam) was sold to Libbey Inc.for €42.3 million in cash (€18.5 million for the purchase of the shares and €23.8 million for the reimbursement of the current account between Royal Leerdam and the Group). Cash flow and results of operations of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam are consolidated for the year ended December 31, 2002.

  Financial statements of B.V.Koninklijke Nederlandsche Glasfabriek Leerdam, as of December 31, 2002 are as follows:

As of December 31, 2002
(In millions)
ASSETS
Trade accounts and notes receivable, net	€5.8
Inventories, net	12.0
Other current assets	1.2

Total current assets	19.0
Property, plant and equipment, net	26.7

Total assets	€45.7

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	€3.8
Other payables and accrued liabilities	3.3

Total current liabilities	7.1
Provisions for retirement indemnities and pension obligations	2.5
Deferred tax liabilities	1.3
Current account	23.8
Long-term debt	0.2

Total liabilities	34.9
Net equity	10.8

Total liabilities and net equity	€45.7

	Year ended December 31, 2001	Year ended December 31, 2002
	(In millions)
Net sales	€51.9	€50.5
Cost of goods sold	(41.9)	(43.9)

Gross profit	10.0	6.6
Selling, general and administrative expenses	(3.9)	(3.9)
Restructuring expenses	(0.2)	(0.1)
Other income and expense	(0.1)	(0.2)
Operating income	5.8	2.4
Financial expense, net	(1.7)	(1.5)

Income before income taxes	4.1	0.9
Income tax (expense)/benefit	(1.4)	(0.4)

Net income	€2.7	€0.5

        The net gain on Royal Leerdam disposal amounts to:

(In Millions)
Share purchase	€18.5
Reimbursement of current account	€23.8

Cash received	€42.3
Selling Price	€18.5
Net equity of Royal Leerdam	€10.8

Net Gain on disposal	€7.7
(c)
BSN Containerglas GmbH und Co. KG, created in 1999, merged with Glashütte Achern GmbH, Glashütte Budenheim GmbH and Glashütte Gerresheim GmbH in 1999, and Glashütteenwerke Holzminden GmbH & Co. KG, Gebrüder Stoevesandt AG and Bernsdorfer Glas GmbH & Co. KG in 2000, all of which were acquired from Gerresheimer in 1999, except a 10% minority interest in Glashütteenwerke Holzminden GmbH & Co. KG acquired in 2000 prior to the merger of these entities. As of April 2000, BSN Containerglass GmbH and Co. KG became BSN Glasspack GmbH and Co. KG.
(d)
The Company restructured its financial debt to minimize the debt cost through the creation of cash pooling entities. The companies set up in 2000 are:

        BSN Glasspack Treasury—Luxembourg, providing long-term financing for the group subsidiaries.

        BSN Glasspack Finance—France, pooling group cash for the daily cash management of the group.

  BSN Glasspack Services—France, centralizes the invoicing and the cash recovery for the group and realized a securitization of receivables through a "Fonds commun de créances" (see Note 20).

(e)
In 2001, the Company created a captive entity for reinsurance activity.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

        The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board ("IASB").

Change in accounting principles

        Some minor reclassifications have been made with respect to prior year figures (mainly: reclassification of the cash advance to the pension funds as a reduction of the provision for employees benefits obligation)

Financial Instruments: recognition and measurement.

        Following the introduction of IAS 39, Financial Instruments: Recognition and Measurement, available for sale investments are carried at their fair values and all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity (retained earnings and hedging reserve) as of January 1, 2001 has been adjusted by €1.0 million. Prior year comparative figures have not been restated. Changes in fair values in 2002 and 2001 have resulted, respectively, in a net profit of €3.6 million and in a net loss of €9.9 million, recorded as a change in a separate component of equity (see consolidated statement of net equity).

Use of estimates

        The preparation of financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and presentation of accounts in euros

a.
Transactions denominated in foreign currencies

        Accounts receivable and payable denominated in foreign currencies are recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and payable stated in foreign currencies and from the settlement of such balances during the year are recognized in the statement of operations.

b.
Translation of financial accounts expressed in foreign currencies and presentation of accounts in euros

        All the group entities are located in the euro area.

        Until the introduction of the Euro in 2001, the financial accounts of all the BSN Glasspack entities in France were maintained in French francs as the designated functional currency. The financial accounts of all the entities located outside of France were maintained in the local foreign currency as the designated functional currency. All the financial statements were converted to euros using the official fixed exchange rate established by the Central European Bank as of January 1, 1999. Since this implementation, the financial statements of all the group entities have been maintained in euro as the designated functional currency.

Fiscal year

        The fiscal year end is December 31.

Principles of consolidation

        Subsidiaries in which BSN Glasspack has, directly or indirectly, an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations have been consolidated. BSN Glasspack's investments in less than 20% owned companies, and for which the Company does not exercise significant influence, are accounted for as available for sale investments (at their fair market values). BSN Glasspack has no investment in entities in which it exercises a significant influence.

        The subsidiaries Champagne Emballage and BSN Distribution Sud Ouest, in which BSN Glasspack has a 50% interest, have been fully consolidated, as they are distribution entities over which BSN Glasspack has power to exercise full control.

        All significant year-end balances and transactions between consolidated companies have been eliminated.

Cash and cash equivalents

        Cash equivalents consist of highly liquid investments with maturity of three months or less at issuance date. Cash equivalents are carried at cost, which approximates fair value.

Trade accounts and notes receivables, net

        Receivables are stated at the fair value of the consideration to be received and are carried at amortized cost, after provision for impairment. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

Inventories, net

        Inventories are stated at the lower of cost or net realizable value. Raw materials and packaging are valued using the weighted average cost method. Work in progress and finished goods are stated at their manufacturing costs, which include the direct costs of manufacturing products as well as certain depreciation and overhead costs related to manufacturing. The cost of moulds purchased is accounted for in inventory and expensed over the period of mould consumption.

        Appropriate provisions are recorded when inventory cost exceeds its net realizable value.

Spare Parts

        Spare parts and servicing equipment are carried in inventory and recognized as an expense as consumed. However, spare parts and servicing equipment are included in property plant and equipment when they can only be used in connection with an item of property, plant and equipment or their use is in more than one period. These spare parts are depreciated over a time period not exceeding the useful life of the related asset.

Property, plant and equipment, net

        Property, plant and equipment are stated at their historical costs of purchase or construction, and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Description	Useful life (years)
Land improvements	10
Buildings	20-33
Machinery and equipment	3-15
Other fixed assets	3-10

        Certain furnaces need to be partially or completely overhauled approximately every 6 to 14 years. Accordingly, the Company has identified separate components of the furnaces, which are depreciated to reflect the different corresponding useful lives, and capitalizes the costs of overhaul when incurred. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment

        Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized on significant projects, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset (see below borrowing costs).

Start-up costs

        Any start-up and similar pre-production costs are expensed as incurred unless they are included in the cost of an item of property plant and equipment under IAS 16.

Accounting for leases

        Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, which equals the fair value of assets. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial debts. The interest element of the finance charge is charged to the statement of operations over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

        Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the period of the lease.

Investments

        Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. Available-for-sale instruments are classified as long-term investments if management intends to realize them within more than 12 months. Investments are initially measured at cost. Available-for-sale and trading investments are subsequently carried at fair value.

        Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Intangible assets, net

        Goodwill related to the acquisition of Verdôme that occurred prior to January 1, 1995, totaling €104.4 million, was charged in full to net equity.

        Goodwill on acquisitions occurring on or after January 1, 1995 is reported in the balance sheet as an intangible asset and is amortized over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment when necessary. (See note 12).

        Other intangible assets, consisting primarily of purchased computer software, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of typically 3 to 4 years, except for SAP capitalized costs which are being amortized over 7 years.

Impairment of long-lived assets

        The Company periodically assesses whether there is any indication that an asset may be impaired. When an asset's recoverable amount (i.e. the higher of the assets' net selling price and value in use) is lower than its carrying amount, the asset is impaired, and therefore, written down to its net realizable value.

Revenue recognition

        Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be measured reliably. Sales are recognized net of VAT and discounts. Revenue from sales of goods is recognized upon shipment of products to customers and transfer of title of ownership under standard commercial terms (FOB shipping is used). The Group offers rebates, calculated as a percentage of sales, to some of its customers when the customer reaches its specified sales and volume objective. At each closing period, the Group estimates accruals for rebates based on actual sales and estimated yearly sales. The Group offers cash discounts to their customers.

Government grants

        Grants related to depreciable assets are initially recorded as deferred income, which is recognized as income over the periods and in the proportions in which depreciation on those assets is charged.

Research and development

        Expenditure for research is recognized as an expense when incurred. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other resources required for completion of the project are available.

        Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

        The Company currently has no such capitalized development costs.

Restructuring

        A provision is recognized when, and only when, the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As far as restructuring is concerned, a constructive obligation to restructure arises when the Company has a detailed formal plan for the restructuring identifying the business or part of a business concerned; the principal locations affected; the location, function, and approximate number of employees who will be compensated for terminating their services; the expenditures that will be undertaken; and when the plan will be implemented; and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. A restructuring provision includes only the direct expenditure arising from the restructuring that is both necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.

Segment information

        The group is managed on a geographical basis and operates in different European countries: France, the Netherlands, Germany and Spain.

Retirement indemnities and pension obligations

        The Company operates a number of defined benefit and defined contribution plans throughout its legal European entities, the assets of which are, in The Netherlands, held in separate trustee-managed funds.

        The Company's projected benefit obligations relating to defined benefit pension schemes and to retirement indemnity, other post-retirement and medical schemes are calculated using actuarial assumptions that reflect the legal, economic and monetary circumstances in each related country. For these plans, pension or other scheme costs are assessed using the projected unit credit method. Under this method, pension cost, which was determined with the advice of qualified actuaries who performed a full valuation as of August 5, 1999, December 31, 1999, December 31, 2000, December 31, 2001 and December 31, 2002 is charged to income over the service lives of employees. For each individual plan, actuarial gains and losses are deferred and recognized over the average remaining service lives of employees participating in that plan for the part exceeding 10% of the higher of the present value of the Defined Benefit Obligation (PBO) and the fair value of plan assets.

        The Company's contributions to the defined contribution pension plans are charged to the statement of operations in the year to which they relate.

        The Company adopted IAS 19 (revised 1998) effective January 1, 1999. The effect of the change, called transitional obligation, and which represents unrecognized amounts at January 1, 1999 under IAS 19 (revised 1993), has been amortized to 1999 income for Ex Groupe Danone subsidiaries. For Gerresheimer subsidiaries, acquired as of August 5, 1999, the adoption of IAS 19 (revised 1998) was effective January 1, 1998.

Financial instruments

        With respect to foreign exchange exposure relating to forecasted sales, interest rate exposure relating to financing activities, and energy cost exposure arising from forecasted purchases, the Company may enter into the following derivative contracts:

  •
  Foreign currency forward contracts and foreign exchange options

  •
  Interest rate swaps, caps and collars

  •
  Energy forward contracts

        All the derivative instruments used by the Company qualify as cash flow hedges under IAS 39 criteria. As a result, such derivatives are accounted for as follows:

  •
  The effective portion of the variation in fair value is recorded directly to equity

  •
  The ineffective portion is recognized immediately in the statement of operations

  •
  The deferred portion of the variation in fair value is released to income when the hedged cash flows arise (unless the hedged cash flows give rise to a recognized asset or liability, in which case the deferred gain or loss is used to adjust the initial carrying value of the asset or liability)

        Third party banks have assessed the fair value of derivatives at the respective balance sheet date. Such values correspond to the amount of cash the Company would receive or pay to settle the contracts.

Deferred income taxes

        Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

        Deferred tax assets for companies which have carry forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Borrowing costs

        Borrowing costs generally are expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Short-term and long-term debt

        Short and long-term debts are carried on the balance sheet at their outstanding capital amount. The outstanding capital is computed taking into account financing fees related to obtaining the long-term borrowings using the effective interest method.

Accounting standards issued but not yet effective

        IAS 41 prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. It becomes operative for annual financial statements covering periods beginning on or after January 1st, 2003. Management determined that this new standard will not have any impact on the Company's net profit or loss and financial position.

NOTE 4—FORMATION OF BSN GLASSPACK GROUP

        On July 29, 1999, Groupe Danone transferred to BSN S.A. those portions of the beverages and food glass container operations of Groupe Danone not already owned by BSN S.A. with a net book value totaling €244.6 million. The investment in BSN Vidrio España and N.V. Vereenigde Glasfabrieken was paid in cash for an amount of €49.8 million and €122.0 million, respectively. The acquisition of VMC was paid by a capital contribution for an amount of €73.2 million.

        As these transfers represent reorganizations of entities under common control, the transactions have been accounted for at their historical basis.

        On August 5, 1999, BSN S.A. acquired the Gerresheimer-Standard-Container-Glass-Group for a purchase price amount of €94.6 million allocated to the fair value of net assets acquired of €49.9 million and the remaining portion to goodwill of €44.7 million, which is being amortized over a period of 20 years. (See Note 5)

        Groupe Danone sold their majority interest of 56% in BSN S.A. to Glasspack Participations, S.A. BSN S.A. was transformed from a French "société anonyme" to a French "société par actions simplifiée", and was later renamed BSN Glasspack SAS.

NOTE 5—IMPAIRMENT OF THE GOODWILL RELATED TO THE GERRESHEIMER ACQUISITION.

        Effective August 5, 1999, BSN Glasspack completed the acquisition of the Gerresheimer-Standard-Container-Glass-Group ("the Gerresheimer Acquisition"), a group of companies wholly-owned by Gerresheimer (except Glashüttewerke Holzminden GmbH & Co. KG ownership of 90%) which are primarily involved in the production and sale of glass containers for the beverage and food industries.

        The Gerresheimer Acquisition was accounted for as a purchase, and accordingly, the purchase price of €94.6 million was allocated to the assets acquired (primarily inventories and fixed assets) and the liabilities assumed (primarily pension obligations) based on their fair market values at the date of the acquisition. The estimated fair values are based on independent appraisals and management estimates.

        As the purchase price exceeded the fair market value of the net assets acquired, the residual, aggregating €44.7 million, was recorded as goodwill. This goodwill was amortized on a straight-line basis over a period of 20 years. During the second semester of year 2002, management determined that the operations of the German entity, which represents a cash-generating unit under IAS 36, were below budget and decreasing from prior year. This decline indicated that a potential impairment had occurred. Recoverable amounts of the German assets (including goodwill) have been estimated by management based on discounted expected future cash flows of the German operations.

        Because recoverable amounts of the German assets were below book values, an impairment loss of €36.1 million was recognized in 2002. Prior to the impairment, amortization amounting to €1.6 million was recognized in 2002. These amounts have been recorded as goodwill amortization in the year ended December 31, 2002.

NOTE 6—CHANGE IN ACCOUNTING ESTIMATES

        Moulds:    In 2001, the Company implemented a new IT system enabling the Company to track specific mould utilization thereby improving the accuracy of the estimated remaining useful life of individual moulds. In prior periods, the cost of moulds was expensed over an average estimate useful life (and not on a mould per mould basis).

        Beginning in 2001, the valuation of moulds is now able to be determined based on specific mould statistics using past consumption and future potential utilization of each mould. As a consequence, the cost of goods sold for the year ended December 31, 2001 has decreased by €12.4 million, and moulds inventory as of December 31, 2001 has been increased by €12.4 million.

NOTE 7—RELATED PARTY TRANSACTIONS

        BSN Glasspack sells products to Groupe Danone companies. In particular, net sales to Groupe Danone companies represented approximately 0.8%, 1% and 2% of BSN Glasspack's net sales in 2002, 2001 and 2000, respectively. Those sales, which were primarily made with Groupe Danone's beverage and dairy products companies, were made at market conditions.

        Transactions and balances with Groupe Danone and BSN Glasspack's parent Glasspack Participations SA (56% interest in BSN Glasspack) were as follows:

	For the year Ended December 31,
	2000	2001	2002
STATEMENTS OF OPERATIONS:
Net sales — Groupe Danone	€19.6	€16.3	€11.0
Interest expense — Glasspack Participations SA	(0.7)	(0.7)	(0.9)
	As of December 31,
	2000	2001	2002
BALANCE SHEETS:
Trade accounts and notes receivable — Groupe Danone	€0.3	€4.6	€1.5
Long-term debt — Glasspack Participations SA (see Note 20)	(15.2)	(15.2)	(15.2)

NOTE 8—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

        Trade accounts and notes receivable, net are as follows:

	As of December 31,
	2000	2001	2002
Trade accounts receivable	€195.2	€241.4	€174.5
Notes receivable	57.0	41.3	53.8
Less: allowance for doubtful accounts	(5.5)	(6.8)	(4.3)

Trade accounts and notes receivable, net	€246.7	€275.9	€224.0

        The Company believes its exposure to concentrations of credit risk is limited due to the large number of customers located in various countries and the credit quality of those customers. In addition, the Company maintains insurance policies carried with respect to some uncollectable receivables. For sales to Groupe Danone, see Note 7.

NOTE 9—INVENTORIES, NET

        Inventories, net are as follows:

	As of December 31,
	2000	2001	2002
Raw materials, packaging and other consumables	€80.5	€95.1	€90.9
Work in progress	3.2	3.5	2.1
Finished goods	216.0	206.4	195.5
Moulds	16.4	55.9	63.8
Less: obsolescence reserve — Raw materials, packaging and other consumables	(8.5)	(16.0)	(12.7)
Less: obsolescence reserve — Finished goods	(11.7)	(13.0)	(13.0)
Less: obsolescence reserve — Moulds	(0.3)	(24.7)	(23.6)

Inventories, net	€295.6	€307.2	€303.0

NOTE 10—OTHER CURRENT ASSETS

        Other current assets are as follow:

	As of December 31,
	2000	2001	2002
Prepayments related to state and governmental entities	€29.3	€31.6	€26.3
Prepaid expenses, including insurance	4.0	0.9	1.5
Advances to suppliers	8.5	11.5	6.3
Current accounts	8.7	4.7	5.7
Receivable from the sale of the land in Spain	—	—	2.8
Other	8.1	7.6	6.4

Total other current assets	€58.6	€56.3	€49.0

NOTE 11—PROPERTY, PLANT AND EQUIPMENT, NET

        The net book value of property, plant and equipment, is as follows:

	Net Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
Gross Value	26.7	214.4	1,017.3	33.8	39.5	1,331.7
Accumulated depreciation	(5.4)	(109.4)	(588.6)	(23.7)	—	(727.1)

December 31, 2000	€21.3	€105.0	€428.7	€10.1	€39.5	€604.6

Gross Value	27.6	220.5	1,058.4	39.3	19.8	1,365.6
Accumulated depreciation	(5.8)	(126.2)	(654.2)	(26.8)	—	(813.0)

December 31, 2001	€21.8	€94.3	€404.2	€12.5	€19.8	€552.6

Gross Value	27.9	211.9	937.9	29.0	57.5	1,264.2
Accumulated depreciation	(6.2)	(128.8)	(584.1)	(22.0)	—	(741.1)

December 31, 2002	€21.7	€83.1	€353.8	€7.0	€57.5	€523.1

        The gross book value of property, plant and equipment, is as follows:

	Gross Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
December 31, 1999	22.8	188.7	935.4	36.0	51.8	1,234.7
Additions	4.4	25.2	98.7	3.1	—	131.4
Disposals	—	(1.9)	(24.7)	(7.8)	—	(34.4)
Transfers	(0.5)	2.4	7.9	2.5	(12.3)	—

December 31, 2000	€26.7	€214.4	€1,017.3	€33.8	€39.5	€1,331.7

Additions	1.6	6.9	46.9	6.1	7.9	69.4
Disposals	(0.7)	(1.9)	(31.3)	(1.6)	—	(35.5)
Transfers	—	1.1	25.5	1.0	(27.6)	—

December 31, 2001	€27.6	€220.5	€1,058.4	€39.3	€19.8	€1,365.6

Additions	0.4	2.9	20.3	1.4	57.3	82.3
Disposals	(0.1)	(1.3)	(98.1)	(9.4)	—	(108.9)
Royal Leerdam disposals	—	(10.9)	(61.6)	(2.3)	—	(74.8)
Transfers	—	0.7	18.9	—	(19.6)	—

December 31, 2002	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2

        The accumulated depreciation and impairment of property, plant and equipment is as follows:

	Accumulated Depreciation
	Land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
December 31, 1999	€(4.4)	€(100.6)	€(539.6)	€(26.0)	—	€(670.6)
Depreciation	(0.3)	(10.1)	(72.6)	(4.5)	—	(87.5)
Impairment	(0.7)	(0.5)	(2.1)	—	—	(3.3)
Transfers	—	1.8	25.7	6.8	—	34.3

December 31, 2000	€(5.4)	€(109.4)	€(588.6)	€(23.7)	€—	€(727.1)

Depreciation	(0.4)	(9.7)	(74.9)	(3.5)	—	(88.5)
Impairment	—	(9.3)	(18.7)	(1.1)	—	(29.1)
Disposals	—	2.2	28.0	1.5	—	31.7

December 31, 2001	€(5.8)	€(126.2)	€(654.2)	€(26.8)	€—	€(813.0)

Depreciation	(0.4)	(10.2)	(65.4)	(3.6)	—	(79.6)
Disposals	1.2	97.0	5.6	103.8
Impairment	—	(0.4)	—	—	(0.4)
Royal Leerdam disposals	—	6.4	40.6	1.1	—	48.1
Transfers	—	—	(1.7)	1.7	—	—

December 31, 2002	€(6.2)	€(128.8)	€(584.1)	€(22.0)	€—	€(741.1)

  Capitalized interest cost

        There were no interest costs capitalized neither in 2002 nor in 2001 in fixed assets, as there was no significant capital project. In 2000, the Company capitalized €1.2 million interest costs during the construction of the Béziers plant.

  Impairment

        In connection with the VMC and Budenheim restructuring plans (see Note 26), the Company recorded asset impairments of €9.4 million in 2001 related to Givors plant (VMC) located in France and €0.4 million in 2002 and, €19.7 million in 2001 related to the Budenheim plant located in Germany. Recoverable amounts of Givors and Budenheim assets were estimated based on their values in use (the plants have been considered as cash generating units under IAS 36). Estimated future cash flows related to the Budenheim facility indicated that an impairment of the full value had occurred.

        In 2000, the Company recorded a €3.3 million impairment related to the Bernsdorf plant located in Germany. After continued losses at the Bernsdorf plant, the Company assessed the fair value of the plant by calculating future cash flows. The estimated future cash flows related to this facility indicated that the full net book value had been impaired.

  Pledges on fixed assets

        There were no pledges on fixed assets as of December 31, 2002, 2001 and 2000.

  Government grants

        The amount of unamortized government grants received for capital investments, which are recorded as deferred income, was €2.2 million, €2.6 million and €2.7 million as of December 31, 2002, 2001 and 2000, respectively.

  Finance lease

        Property leased by the Company includes buildings, machinery and equipment. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 6 to 12 years with options to renew at varying terms. The following is an analysis of assets under finance leases:

	Land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
Gross value	3.7	21.4	25.0	0.1	2.2	52.4
Accumulated Depreciation	—	(2.2)	(0.8)	—	—	(3.0)

December 31, 2000	€3.7	€19.2	€24.2	€0.1	€2.2	€49.4
Gross value	3.7	21.4	31.9	0.1	—	57.1
Accumulated Depreciation	—	(3.9)	(3.6)	—	—	(7.5)

December 31, 2001	€3.7	€17.5	€28.3	€0.1	€—	€49.6

Gross value	—	4.9	—	—	—	4.9
Accumulated Depreciation	—	(2.3)	—	—	—	(2.3)

December 31, 2002	€—	€2.6	€—	€—	€—	€2.6

        In 2002, the finance lease agreement related to the Béziers plant was purchased, for the related outstanding capital under finance lease. This transaction was financed thanks to the Capex credit facility (see Note 20).

NOTE 12—INTANGIBLE ASSETS, NET

        Intangible assets, net include the following:

	Net Book Value
	Goodwill	Purchased software	Assets under construction	Other	Total
Gross value	42.6	8.0	13.2	1.9	65.7
Accumulated amortization	(3.0)	(4.9)	—	(1.5)	(9.4)

December 31, 2000	€39.6	€3.1	€13.2	€0.4	€56.3

Gross value	42.6	26.3	—	5.1	74.0
Accumulated amortization	(5.1)	(8.0)	—	(1.9)	(15.0)

December 31, 2001	€37.5	€18.3	€—	€3.2	€59.0

Gross value	43.9	30.3	1.8	4.6	80.6
Accumulated amortization	(42.8)	(12.1)	—	(2.0)	(56.9)

December 31, 2002	€1.1	€18.2	€1.8	€2.6	€23.7

        The gross book value of intangible assets is as follows:

	Gross Book Value
	Goodwill	Purchased software	Assets under construction	Other	Total
December 31, 1999	44.7	3.7	—	1.9	50.3

Additions	—	4.4	13.2	—	17.6
Acquisition of Subsidiary	(1.5)	—	—	—	(1.5)
Acquisition of minority interest	(0.6)	—	—	—	(0.6)
Disposals	—	(0.1)	—	—	(0.1)

December 31, 2000	€42.6	€8.0	€13.2	€1.9	€65.7

Additions	—	15.0	1.1	3.3	19.4
Transfers	—	14.3	(14.3)	—	—
Disposals	—	(11.0)	—	(0.1)	(11.1)

December 31, 2001	€42.6	€26.3	—	€5.1	€74.0
Additions	1.3	1.5	5.0	—	7.8
Transfers	—	3.2	(3.2)	—	—
Disposals	—	(0.7)	—	(0.5)	(1.2)

December 31, 2002	€43.9	€30.3	€1.8	€4.6	€80.6

        The accumulated amortization and impairment of intangible assets, is as follows:

	Accumulated Amortization
	Goodwill	Purchased software	Assets under construction	Other	Total
December 31, 1999	€(0.9)	€(2.8)	€—	€(1.5)	€(5.2)
Amortization	(2.1)	(2.1)	—	—	(4.2)

December 31, 2000	€(3.0)	€(4.9)	€—	€(1.5)	€(9.4)

Amortization	(2.1)	(3.1)	—	(0.4)	(5.6)

December 31, 2001	€(5.1)	€(8.0)	€—	€(1.9)	€(15.0)

Disposal	—	0.4	—	0.5	0.9
Impairment	(36.1)	—	—	—	(36.1)
Amortization	(1.6)	(4.5)	—	(0.6)	(6.7)

December 31, 2002	€(42.8)	€(12.1)	€—	€(2.0)	€(56.9)

        On August 5, 1999, the Company acquired the Gerresheimer subsidiaries at a purchase price of €94.6 million allocated to the fair value of net assets acquired of €51.4 million and the remaining portion to goodwill of €43.2 million, which was amortized over a period of 20 years. The acquisition of the 10% minority interest in Holzminden Gmbh & Co. KG (see Note 2) generates a negative goodwill of €0.6 million. (See Note 5).

        Goodwill was amortized for €1.6 million and impaired for €36.1 million in 2002, and amortized for €2.1 million in 2001 and 2000, which are reported in other income and expenses in the Consolidated Statement of Operations.

        No research and development cost were capitalized as of December 31, 2002, 2001 or 2000, as there was no significant identified project meeting the necessary criteria for capitalization.

NOTE 13—AVAILABLE FOR SALE NON-CURRENT INVESTMENTS

        Available for sale non-current investments are as follows:

	As of December 31,
	2000	2001	2002
Veglarec	€2.1	€2.1	€2.1
GFG Geselleschaft für Glassbeschichtung	1.0	1.0	1.0
Noelle & Kampe	1.2	—	—
Other investments	1.3	2.4	0.1

Total available for sale non-current investments	€5.6	€5.5	€3.2

        Other investments do not include any individual amount above €1.0 million. These investments are considered as available-for-sale instruments under IAS 39.

NOTE 14—OTHER ASSETS

        Other assets do not include any individual amount above €1.5 million.

NOTE 15—TRADE ACCOUNTS AND NOTES PAYABLE

        Trade accounts and notes payable are as follows:

	As of December 31,
	2000	2001	2002
Trade accounts payable	€148.7	€170.2	€166.5
Notes payable	48.8	46.2	54.5

Total trade accounts and notes payable	€197.5	€216.4	€221.0

NOTE 16—OTHER PAYABLES AND ACCRUED LIABILITIES

        Other payables and accrued liabilities are as follows:

	As of December 31,
	2000	2001	2002
Personnel and social charges	€52.1	€51.9	€52.2
Fixed assets suppliers	29.3	10.8	28.6
Rebates due to customers	10.7	10.7	16.5
State and governmental entities	9.6	11.6	7.1
Current accounts	5.4	1.1	0.2
Income tax payable	1.9	5.1	2.6
Restructuring accruals (see Note 26)	35.6	67.6	50.8
Other	23.5	32.8	20.8

Total other payables and accrued liabilities	€168.1	€191.6	€178.8

NOTE 17—PROVISIONS FOR RETIREMENT INDEMNITIES AND PENSION OBLIGATIONS

        BSN Glasspack contributes to defined contribution retirement benefit schemes in conformity with the laws and usual practices of countries where BSN Glasspack operates (in France, in Germany for employees hired subsequent to 1997). As a result of contributions paid under such schemes to private or state sponsored pension funds, and charged to the statement of operations in the year to which they relate, the Company has no actuarial liabilities.

        BSN Glasspack is also liable for defined benefits plans relative to: supplementary retirement schemes (the Netherlands, Germany for employees hired prior to 1997), contractual retirement indemnities schemes (France), other pre-retirement, long service award and disability schemes(the Netherlands, France and Germany) and other post-retirement schemes (health care in The Netherlands). These plans are either managed internally or by separate trust managed funds holding the corresponding assets (The Netherlands).

        The present value of BSN Glasspack's obligations for defined benefit plans is determined on the basis of recent actuarial valuations made by reputable actuarial firms, using actuarial assumptions which reflect the legal, economic and monetary circumstances in the countries in which BSN Glasspack operates the plans. The main actuarial assumptions used are as follows:

Actuarial assumptions	2000	2001	2002
Retirement age—depending upon each employee's category (1)	60 to 65 years	60 to 65 years	60 to 65 years
Discount rate	6.0%	5.5%	5.5%
Salary growth rate—depending on the age and category of each employee	2.0% to 3.0%	2.0% to 3.0%	2.0% to 3.0%
Rate of return of plan assets	6.5%	6.0%	6.0%

(1)
Under French law, the Company is required to provide retirement indemnities to employees retiring on or after age 60. The amount of the retirement indemnity depends on an employee's age at retirement and whether the employee retires voluntarily or involuntarily (on employer's decision). The provision has been evaluated to reflect recognition of the benefit obligation for retirement indemnities with an assumption about the probability of voluntary (60%) and involuntary (40%) retirement, which is based on the Company's historical experience.

        The actual rates of return on The Netherlands plan assets were (8.73)% in 2002, 4.3% in 2001 and 0% in 2000 compared to estimate future rates of return used in the actuarial assumptions of 6.0% in 2002, 6.0% in 2001 and 6.5% in 2000.

        The following table reconciles the status of the Company's plans' liabilities with the provision recorded in the balance sheets:

	As of December 31,
	2000	2001	2002
Accumulated benefit obligation	€285.5	€337.5	€325.7
Projected benefit obligation ("PBO")	341.5	384.5	369.7
Fair value of plan assets	329.7	312.8	250.6

PBO in excess of plan assets	11.8	71.7	119.1
Unrecognized prior service cost (assets in excess of liabilities)	3.1	2.0	2.4
Unrecognized net actuarial gain	104.3	45.4	(7.7)
Reclassification of Givors retirement indemnities as restructuring reserve	—	(4.0)	—

Provision for retirement indemnities and pension liabilities	€119.2	€115.1	€113.8

        As required by the Spanish law, long-term benefits programs and associated liabilities in Spain have been transferred to a third party in 2002. As a consequence, the pension reserve as of December 31, 2001 (€1.1 million) has been totally settled.

        Changes in projected benefit obligation (PBO), fair value of plan assets, unrecognized gains and losses, and provision for retirement indemnities and pension obligations during 2002, 2001 and 2000 were as follows:

	PBO	Fair Value of Plan Assets	Unrecognized Gains and (Losses)	Provision for Retirement Indemnities and Pension Liabilities
Balance as of December 31, 1999	318.8	324.0	(128.3)	123.1
Net periodic cost
— Service cost	7.8	—	—	7.8
— Interest cost	19.3	—	—	19.3
— Return on plan assets		17.0	—	(17.0)
Pension benefits payments to employees	(16.3)	(16.3)	—	0
Contribution made to plan assets	2.6	5.7	—	(3.1)
Unrecognized gains and losses	9.3	(0.7)	20.9	(10.9)

Balance as of December 31, 2000	€341.5	€329.7	€(107.4)	€119.2
Net periodic cost
— Service cost	7.1	—		7.1
— Interest cost	20.5	—	—	20.5
— Return on plan assets	—	17.5	—	(17.5)
Pension benefits payments to employees	(15.9)	(15.9)	—	—
Contribution made to plan assets	2.8	9.7	—	(6.9)
Unrecognized gain or losses	28.5	(28.2)	60.0	(3.3)
Reclassification of Givors retirement indemnities as restructuring reserve	(4.0)	—	—	(4.0)

Balance as of December 31, 2001	€380.5	€312.8	€(47.4)	€115.1

Net periodic cost
— Service cost	7.8	—	—	7.8
— Interest cost	19.6	—	—	19.6
— Return on plan assets	—	16.8	—	(16.8)
Curtailment (France and the Netherlands)	(22.5)	(17.3)	(0.2)	(5.0)
Pension benefits payments to employees	(16.0)	(16.0)	—	—
Contribution made to plan assets	2.9	9.3	—	(6.4)
Unrecognized gain or losses	(2.6)	(55.0)	52.9	(0.5)

Balance as of December 31, 2002	€369.7	€250.6	€5.3	€113.8

        Concerning the Netherlands' health care plan, a one-percentage-point change in assumed health care cost trend rates would have the following effects in 2002:

	1% increase	1% decrease
Effect on total of service and interest cost components	Less than 0.1	Less than (0.1)
Effect on post-retirement benefit obligation	0.5	(0.4)

NOTE 18—PROVISIONS FOR RISKS AND CHARGES

        Provisions for risks and charges are as follows:

	As of December 31,
	2000	2001	2002
Social	€—	€0.8	€0.1
Trade	2.8	2.2	1.0
Tax	1.2	0.7	1.1
Other	0.5	1.3	0.4

Total provisions for risks and charges	€4.5	€5.0	€2.6

        There were neither significant movements in provisions for risks and charges during the year 2002 nor significant differences between amounts used as compared to 2001 year-end provision or significant reversals during the period.

NOTE 19—SHORT-TERM DEBT

        Short-term debt is as follows:

	As of December 31,
	2000	2001	2002
Current portion of long-term debt (see Note 20)	€31.9	€66.1	€72.4
Current portion of lease liabilities	3.3	4.1	0.3

Total short-term debt	€35.2	€70.2	€72.7

        Short-term debt, by currency, is as follows:

	As of December 31,
	2000	2001	2002
Euros	€33.9	€70.2	€72.7
French francs	1.3	—	—

Total short-term debt	€35.2	€70.2	€72.7

NOTE 20—LONG-TERM DEBT

        Long-term debt is as follows:

	As of December 31,
	2000	2001	2002
Senior bank borrowings (a)	€455.0	€370.6	€337.7
Senior subordinated notes (b)	173.7	176.0	176.6
Loans from related parties (see Note 7) (c)	15.2	16.9	17.8
Lease liabilities (d)	44.9	44.7	0.9
Securitizations (e)	88.9	163.2	146.9
Other loans (f)	5.5	3.1	2.6

Total long-term debt	€783.2	€774.5	€682.5

		Outstanding Amount (1)
	Initial Amount Or Available Amount			Nominal interest Rate Reduced interest Rate (2)
Nature		Long-term portion	Short-term portion		Repayment Schedule	Maturity
(a) Senior bank borrowings
Senior A (3)	€312.6	€126.6	€56.8	Libor + 2.25%	Semi-annually	Dec. 31, 2006
Senior B (3)	129.6	126.6	—	Libor + 2.75% Libor + 1.25%	Semi-annually	Dec. 31, 2006 with 2 final reimbursements in June and Dec. 31, 2007
Senior revolving credit facility (4)	152.4	22.7	—	Libor + 2.25% Libor + 1.25%	Variable upon drawings	Renewable Dec. 31, 2006
Capex facility (5)	76.2	61.8	6.3	Libor + 2.25% Libor + 1.25%	Variable upon drawings	Dec. 31, 2006

Total senior bank borrowings	670.8	337.7	63.1
(b) Senior subordinated Notes (6)	180.0	176.6	7.1	10.25% fixed	At maturity date	Aug. 1, 2009
(c) Loans from related parties (7)	15.2	17.8	—	4.50% fixed	At maturity date	Dec. 31, 2009
(d) Lease liabilities (5)		0.9	0.3	Euribor + 0.20%	Semi-annually	March 31, 2006
(e) Securitization (8)	180.0	146.9	0.8	Euribor + 1.0%	Upon receivable collection	Nov 5, 2006
(f) Other loans		2.6	1.4

Total		€682.5	€72.7

(1)
Financing fees:

        Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the outstanding amount as of December 31, 2002.

(2)
Reduced interest rate:

        Some components of the senior bank borrowings bear an initial nominal interest rate adjustable downwards depending upon the Company meeting certain consolidated financial ratios. As of December 31, 2002, BSN Glasspack does not meet the ratios enabling it to benefit from reduced interest rates.

(3)
Senior bank borrowings A and B:

        Senior bank borrowing A and B guarantees and covenants for the benefit of senior bank syndicate led by Salomon Brothers International Limited are as follows:

  Guarantees:

        —Pledge on BSN Glasspack shares (granted by the relevant holders)

        —Guarantee given by BSN Glasspack covering all commitments of any borrower under the senior credit agreements

        —Pledge on main BSN Glasspack bank account

        —Assignments of the benefit of the liability warranty to the banks' syndicate by Glasspack Participations SA (BSN Glasspack's parent company) and a German sub-holding of BSN Glasspack

        —Securitized receivables are sold with no recourse. See note (d) below.

  Covenants:

        The terms of the senior bank borrowing contract contain a number of covenants requiring BSN Glasspack to achieve or maintain specified consolidated financial ratios, including certain interest and fixed charge coverage ratios (EBITDA/Total debt costs, Senior debt/EBITDA, Cash flows/Total funding cost, Total debt/EBITDA-all as defined under the corresponding credit agreement). As of December 31, 2002 these ratios have been met. In addition, the terms of the contract also contain general covenants restricting the incurrence of certain debt and certain liens, the payment of dividends, the disposition of assets, the making of certain capital expenditures and other activities and transactions. In case of non-compliance with these covenants, banks can require immediate repayment of Senior Bank Borrowings.

(4)
Senior revolving credit facility:

        The available amount related to senior revolving credit facility is limited to a maximum of €152.4 million. The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of €304.8 million.

(5)
Capex facility and lease liabilities:

        In 2002, the leasing agreement related to the Béziers plant was purchased. This operation has been financed by the Capex credit facility. The full available amount of Capex facility as of December 31, 2002, i.e. €69.4 million has been drawn in cash.

(6)
Senior subordinated notes guarantees and covenants for the benefit of bond holders:

  Guarantees:

        —Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Financing Co. of the senior subordinated notes

        —The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

  Covenants:

        The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

  Increased interest rate:

        The nominal interest rate of senior subordinated notes is 10.25%. Since the company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the interest rate was increased by stages (0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate is 10.25%.

(7)
Loan from related parties:

        This loan was granted by Glasspack Participations S.A., which is the parent company of BSN Glasspack. It is fully subordinated to the reimbursement of both senior bank borrowings and senior subordinated notes.

(8)
Securitization:

        In November 2000, BSN Glasspack initiated a securitization program for the BSN Glasspack's trade receivables through a sub-fund of a French "fonds commun de créances" (the funds") created in accordance with French Law, and at the same time terminated its existing Borrowing Base Facility. This securitization program, co-arranged by Credit Commercial de France (HSBC-CCF), and Gestion et Titrisation Internationales ("GTI") and managed by GTI, provides for an aggregate securitization volume of up to €180.0 million during a period of six years. (BSN Glasspack is allowed to secure receivables until November 5, 2006). According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack group are sold to the funds on a weekly basis. A portion of the purchase price for the receivables is deferred and paid by the funds to the BSN Glasspack group only when receivables are collected. This deferred portion varies based on the status and updated collection history of BSN Glasspack's receivable portfolio.

        Payment for the receivable by the funds is also subject to BSN Glasspack subscribing for subordinated shares of the funds in an amount up to €7.2 million, depending on volume and historical statistics of receivables sold. These subordinated shares bear interest at the Euribor 3 month's rate. The subordinated shares will be paid back to BSN Glasspack Services or its subsidiaries, subject to fulfillment of its obligation at the end of the program.

        The interest rate paid by the funds is a variable rate based on Euribor 3 months. The margin can fluctuate depending on some criteria. In 2002, the margin was 1%.

        As of December 31, 2002, the volume of the cash funded through the receivable program was €147.5 million (€164.0 million and €116.4 million as of December 2001 and December 2000 respectively). The fund has issued €180.0 million of ordinary shares to finance its purchase obligation under the program. Such shares are rated AA by Standard & Poor's and are privately placed to a financial conduit, which issues commercial paper to finance the purchases of receivables. The adoption of the securitization program, as adjusted for the termination of the Borrowing Base Facility, does not affect the total debt available to the BSN Glasspack Group. The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of €304.8 million.

        BSN Glasspack continues to service, administrate and collect the receivables on behalf of the purchaser. This service rendered to the funds is invoiced to the funds at a normal market rate.

        Under SIC 12, the fund is considered as a Special Purpose Entity controlled in substance by BSN Glasspack, and therefore is consolidated in BSN Glasspack Financial Statements.

        Average interest rate on debt was 6.8%, 7.0% and 7.0% as of December 31, 2002, 2001 and 2000 respectively. An additional point in market interest rate would generate an additional interest expense limited to less than €1.0 million, because of hedging contracts.

        The long-term debt by maturity is as follows:

	As of December 31,
	2000	2001	2002
Year of maturity
2002	58.3	—	—
2003	58.3	58.6	—
2004	58.6	60.3	63.6
2005	60.3	60.3	79.4
2006	244.5	244.5	215.6
2007	126.9	126.9	126.9
After 2007	176.3	223.9	197.0

Total long-term debt	€783.2	€774.5	€682.5

        Long-term debt, by currency, is as follows:

	As of December 31,
	2000	2001	2002
Currency
Euros	€761.1	€774.5	€682.5
French francs	22.1	—	—

Total long-term debt	€783.2	€774.5	€682.5

        Comparison between fair market values and book values (including long term and short term portions except accrued interest) of the debt instruments were as follows:

	As of December 31,
	2000	2001	2002
Senior Subordinated Notes
Fair Market Value	€158.4	€160.2	€153.0
Book value	172.9	175.6	176.0
Loan from related parties
Fair Market Value	€14.7	€15.3	€18.7
Book value	15.2	15.2	15.2

        The evaluation of the fair market value of the Senior Subordinated Notes was made on the "over the counter" market, the official market being not liquid.

        The evaluation of the Loan from related parties fair market value was made using a market interest rate.

        The carrying value of the long-term debt bearing interest at variable rate (LIBOR+spread) approximates its fair market value.

NOTE 21—NET EQUITY

	As of December 31, 2000
	France	Benelux	Germany	Spain	Total equity
Capital stock	€72.1	€—	€—	€—	€72.1
Capital surplus	72.6	—	—	—	72.6
Retained earnings/(losses)	11.5	(121.9)	(16.0)	(55.8)	(182.2)

Total equity	€156.2	€(121.9)	€(16.0)	€(55.8)	€(37.5)

	As of December 31, 2001
	France	Benelux	Germany	Spain	Total equity
Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	(8.5)	(117.8)	(76.2)	(56.5)	(259.0)

Total equity	€136.2	€(117.8)	€(76.2)	€(56.5)	€(114.3)

	As of December 31, 2002
	France	Benelux	Germany	Spain	Total equity
Capital stock	€75.7	€—	€—	€—	€75.7
Capital surplus	69.0	—	—	—	69.0
Retained earnings/(losses)	10.2	(98.5)	(149.0)	(52.4)	(289.7)

Total equity	€154.9	€(98.5)	€(149.0)	€(52.4)	€(145.0)

NOTE 22—SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL

        The total authorized number of ordinary shares is 4,728,750 shares with a par value of €16.0 per share. All shares are issued and outstanding. All issued shares are fully paid.

        Retained earnings restricted from distribution at December 31, 2002, 2001 and 2000 totaled €8.2 million, €8.2 million and €9.3 million, respectively.

NOTE 23—FINANCIAL INSTRUMENTS

Interest rate risk

        The Company uses interest rate swaps, caps and collars in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

        As of December 31, 2002, the characteristics of the interest rate derivatives are as follows:

		Notional amount by Maturity (in millions of euros)
	Average interest rate	Semester 2 2002	Semester 1 2003	Semester 2 2003	Semester 1 2004	Fair Value December 31, 2002
Collar	3.945% - 4.60%	510.0	455.0	425.0	395.0	(7.7)
Total		510.0	455.0	425.0	395.0	(7.7)

        These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

        The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 months. As of December 31, 2002, the Company holds the following foreign exchange options:

		Notional amount (in million of $) by Maturity
	Average exchange rate	S1 2003	S2 2003	Fair value December 31, 2002
$ against € sale	0.9859	24.2	24.0	0.6

        These instruments hedge approximately 99% of budgeted U.S. Dollar fuel and gas purchases for the year ended December 31, 2003 and qualify as cash flow hedges under IAS 39 criteria.

Energy risk

        BSN Glasspack's risk management policy regarding energy (oil and gas) is to hedge the risk arising from forecasted purchases over the next 12 months with forward purchase contracts. As of December 31, 2002, the Company holds the following energy forward contracts:

		Notional amount (quantity) by Maturity
	Average price	S1 2003	S2 2003	S1 2004	S2 2004	Fair value December 31, 2002
Fuel swaps	125.5	73.2	54.0	28.3	28.3	2.9
Gas swaps	109.6	7.3	6.0			0.5

        Fuel swaps cover approximately 50% of budgeted fuel purchases for the year ended December 31, 2003.

        Gas purchases are budgeted for approximately 75% at fixed price and at 25% at variable price. Gas swaps cover approximately 25% of the budgeted gas purchases at variable price, for the year ended December 31, 2003. These instruments qualify as cash flow hedges under IAS 39 criteria.

        The separate component of equity has been modified over the period as follows:

	Opening balance January 1, 2002	Amounts recognized in equity	Amounts reclassified from equity to P/L	Closing balance December 31, 2002
Interest swap & cap	(2.5)		2.5
Interest collar	(4.5)	(7.8)	2.0	(10.3)
Foreign exchange options	(0.2)	(1.7)	0.6	(1.3)
Energy swaps	(6.7)	12.4	(2.3)	3.4
Total before deferred tax	(13.9)	2.9	2.8	(8.2	)(*)
Deferred tax	5.1	(1.0)	(1.1)	3.0
Total, net of tax	(8.8)	1.9	1.7	(5.2)

(*)
of which €(5,1) million will be reversed to profit and loss statement in the year ended December 31, 2003.

        The carrying amounts of the following financial assets and liabilities approximate their fair values: cash and cash equivalents, other non-current assets, accounts receivable and payable.

Credit risk

        The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Because counter parties to derivatives consist of a large number of prime financial institutions, the Company does not expect any counter parties to fail to meet their obligations. Consequently, the Company considers that its maximum exposure is reflected by the amount of trade accounts and notes receivables (refer to Note 8) and other current assets (refer to Note 10), net of provisions for impairment recognized at the balance sheet date.

NOTE 24—FINANCIAL COMMITMENTS AND CONTINGENCIES

  Guarantees

        There are no significant guarantees given or received by the Group except those related to the long-term debt (see Note 20).

  Litigation

        The Company, in the normal course of business, is subject to various legal actions and claims incidental to its business, including those arising out of alleged product defects, breach of contracts, employment related matters and environmental matters. Loss contingencies are accrued for when it is probable that they will occur and when they can be quantified with reasonable accuracy. The Company is also party to a limited number of lawsuits and other proceedings, none of which are considered material.

  Non-cancelable leases

        As of December 31, 2002, the Company had non-cancelable operating lease commitments analyzed as follows:

	As of December 31,
	2000	2001	2002
Year of Maturity
2001	€3.5	€—	€—
2002	2.6	2.8	€—
2003	1.4	2.1	5.2
2004	0.3	0.4	3.6
2005	0.2	0.2	1.6
2006	—	—	0.3

Total	€8.0	€5.5	€10.7

NOTE 25—SELLING, GENERAL and ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses are as follows:

	As of December 31,
	2000	2001	2002
Sales staff expenses	€(15.9)	€(15.8)	€(15.5)
Sales and marketing expenses	(23.4)	(26.6)	(18.5)
Administrative staff expenses	(20.0)	(19.9)	(18.6)
Headquarter expenses	(14.0)	(14.9)	(13.8)
Other administrative expenses	(33.1)	(34.2)	(31.9)

Selling, general and administrative expenses	€(106.4)	€(111.4)	€(98.3)

NOTE 26—RESTRUCTURING EXPENSES

        Restructuring expenses include the charges incurred by BSN Glasspack to reduce workforce. Restructuring expenses consist primarily of costs related to six redundancy programs, "BSN 2003" (BSN Glasspack SAS), "Barlovento" (BSN Glasspack España), "Centurion" (BSN Glasspack NV), "VMC", "Budenheim" and "German OAPT plan" (BSN Glasspack GmbH und Co. KG) as follows:

  BSN 2003

        BSN Glasspack SAS agreed with employees' representatives to an involuntary redundancy program, which will affect the 645 employees of BSN Glasspack SAS who will reach the age of 56 or greater between the years 1999 and 2003. The total cost of the program was estimated by management to be €46.3 million and was provided for as of June 30, 1999. The remaining accrual amounted to €11.8 as of December 31, 2002, €17.3 as of December 31, 2001 and €23.9 as of December 31, 2000. As of December 31, 2002, 190 persons are still in the company.

  Barlovento

        BSN Glasspack España entered into an agreement with local trade unions regarding an involuntary early retirement program affecting 85 people. Based on this plan, the affected employees will retire when they reach the age of 58. The total cost of the program ("the Barlovento Plan") was estimated by management to be €6.1 million and was provided for as of June 30, 1999. The program was closed at the end of December 31, 2002. The remaining accrual amounted to €0.3 million as of December 31, 2001, €1.1 million as of December 31, 2000. As of December 31, 2002, 75 have left the company.

  Centurion

        To improve competitiveness BSN Glasspack N.V. implemented a number of measures to reduce personnel costs. The accrual recorded in 1999 for €6.4 million related to the closing of the fourth furnace of Schiedam, and involved a reduction in the number of employees to approximately 120, as well as other measures to reduce the headcount in all factories and the headquarter. Most of the people leave according to the agreement made with unions and government, which enables them to leave after 55 years of age. A new plan was announced in 2000, which concerned 102 employees located at the headquarters or the Schiedam plant, to leave in 2001. The corresponding additional provision amounted to €7.5 million. The remaining accrual amounted to €2.6 million as of December 31, 2002, €6.0 million as of December 31, 2001 and €10.1 million as of December 2000. As of December 31, 2002, 9 persons are still in the company.

  VMC

        The main features of the VMC plan include the closing of the Givors plant by the end of March 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan has been formally agreed by the labor unions in February 2002.

        The VMC-related restructuring costs recorded as of December 31, 2001 amount to €35.5 million, of which €25.5 million are severance compensation costs (345 employees) and €10.0 million are related to impairment of the Givors facility. The restructuring costs booked as of December 31, 2002 are related to compensation costs for €4.6 million and costs not covered by restructuring reserve for €3.0 million (mainly under activity for €2.8 million). The accrual for employee severance amounts to €22.8 million as of December 31, 2002. As of December 31, 2002, 215 persons are still in the company.

  Budenheim

        The closing of Budenheim plant was officially announced in October 2001. The restructuring costs recorded as of December 31, 2001 amounted to €40.3 million, including €19.0 million for compensation costs (288 persons) and €21.3 million for asset impairment. The additional restructuring costs recorded as of December 31, 2002 amount to €8.6 million related to closing of Budenheim (including mainly €4.4 millions of penalties for cancellation of supply contract, €2.0 million related to assets impairment). The restructuring accrual amounts to €9.2 million as of December 31, 2002. As of December 31,2002, 6 persons are still in the company.

  German restructuring scheme "OAPT"

        In accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated with the employee representative bodies a restructuring scheme. Under this new scheme "OAPT", a certain portion of employees between 55 and 66 years of age, representing 5% of total employees is offered to leave the company within three years. The accrual recorded for this new plan as of December 31, 2002 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who will join the plan." The accrual amounts to €4.4 million as of December 31,2002.

        During fiscal year 2002, movements in compensation costs linked to restructuring accruals were as follows:

	December 31, 2001	Additional provision	Amounts used	December 31, 2002
"BSN 2003" plan	€17.3	€—	€(5.5)	€11.8
"Barlovento" plan	0.3	—	(0.3)	—
"Centurion" plan	6.0	—	(3.4)	2.6
"VMC" plan	25.5	4.6	(7.3)	22.8
"Budenheim" plan	18.3	6.6	(15.7)	9.2
"German OAPT" plan	—	4.4	—	4.4
Other	0.2	—	(0.2)	—

Total	€67.6	€15.6	€(32.4)	€50.8

        In 2002, the long-term portion of restructuring is €4.4 million (payable beginning in 2004).

        During fiscal year 2001, movements in compensation costs linked to restructuring accruals were as follows:

	December 31, 2000	Additional provision	Amounts used	December 31, 2001
"BSN 2003" plan	€23.9	€—	€(6.6)	€17.3
"Barlovento" plan	1.1	—	(0.8)	0.3
"Centurion" plan	10.1	—	(4.1)	6.0
"VMC" plan	—	(a) 25.5	—	25.5
"Budenheim" plan	—	19.0	(0.7)	18.3
Other	0.5	—	(0.3)	0.2

Total	€35.6	€44.5	€(12.5)	€67.6

(a)
Including €4.0 million reclassified from "Provision from retirement reserve". See Note 17.

        In 2001, the long-term portion of restructuring was €28.0 million (payable beginning in 2003).

        As of December 31, 2000, movements in restructuring accruals were as follows:

	December 31, 1999	Additional provision	Amounts used	December 31, 2000
"BSN 2003" plan	€32.7	€—	€(8.8)	€23.9
"Barlovento" plan	4.3	—	(3.2)	1.1
"Centurion" plan"	5.0	7.5	(2.4)	10.1
Other	0.3	0.2	—	0.5

Total	€42.3	€7.7	€(14.4)	€35.6

        In 2000, the long-term portion of restructuring was €2.9 million (payable beginning 2002).

        Restructuring expenses recorded in the consolidated statement of income for the year ended December 31, 2002 are as follows:

	Compensation costs (additional provision)	Costs not covered by restructuring reserve	Asset impairment (additional provision)(*)	Total P/L restructuring expenses
"VMC Givors"	€4.6	€3.0	€—	€7.6
"OAPT"	€4.4	—	—	€4.4
"Budenheim"	€6.6	—	€2.0	€8.6

Total	€15.6	€3.0	€2.0	€20.6

(*)
Impairment assets recorded as of December 31, 2002 of €2.0 million include €0.4 million of impairment of tangible assets and €1.6 million of additional inventory depreciation recorded in connection with the closing of the Budenheim plant.

        There has not been any significant reversal of non-used provisions in 2000, 2001 nor 2002.

NOTE 27—OTHER INCOME AND EXPENSE

        Other income and expense are as follows:

	For the year ended December 31,
	2000	2001	2002
Net profit on Royal Leerdam disposal	€—	€—	€7.7
Under activity cost (a)	(9.2)	(18.4)	(10.7)
Start-up cost—Béziers plant	(6.7)	—	—
Other start-up and Reorganization costs	(7.4)	—	—
Impairments of fixed assets	(3.3)	—	—
Layoffs not included in redundancy plans	(8.7)	(0.7)	(2.2)
Amortization of goodwill	(2.1)	(2.1)	(1,6)
Goodwill impairment	—	—	(36.1)
Litigation provision	(2.0)	0.3	(0.4)
Pension inactive employees in Germany	—	(1.3)	(1.9)
Gain on disposal of Spanish land	—	—	5.0
Non-capitalized fees (b)	—	(6.0)	(1.9)
Other (c)	(4.3)	1.2	(4.8)

Total other income and expense	€(43.7)	€(27.0)	€(46.9)

(a)
Under-activity cost relate to plants fixed costs incurred when furnaces are shut down for reasons not related to maintenance and overhauls.

(b)
In Year 2001, non-capitalized fees are mainly related to SAP implementation, to unified reporting system implementation and to the SEC filing

(c)
Other Income and Expenses do not include any individual amounts above €1.0 million.

NOTE 28—FINANCIAL EXPENSE, NET

        Financial expense, net is as follows:

	For the year ended December 31,
	2000	2001	2002
Dividends received	€0.9	€0.1	€0.4
Interest expense	(66.3)	(76.8)	(63.1)
Interest income	0.7	1.2	1.6
Other	(0.6)	(0.2)	(6.5)

Total financial expense, net	€(65.3)	€(75.7)	€(67.6)

Interest paid	€(58.7)	€(64.8)	€(56.7)
Interest received	€0.5	€3.1	€0.1

NOTE 29—INCOME TAX (EXPENSE)/BENEFIT

        The components of income tax (expense)/benefit were as follows:

	For the year ended December 31,
	2000	2001	2002
Current income tax expense	€(3.4)	€(8.4)	€(7.7)
Deferred income tax (expense)/benefit	—	10.9	(8.3)

Total income tax (expense)/benefit	€(3.4)	€2.5	€(16.0)

        Current income tax expense represents the amount of taxes for the year, paid or currently payable to the tax authorities. These amounts are computed according to the rules and rates applicable in the countries where the Company operates. BSN Glasspack made income tax payments of approximately €5.5 million, €5.7 million and €2.7 million in 2002, 2001 and 2000, respectively.

  Analysis of the effective tax rate

        The effective income tax rate is detailed as follows:

	For the year ended December 31,
	2000	2001	2002
Statutory tax rate in France	(37.76)%	(36.43)%	(35.43)%
Effect of non recognition of deferred tax assets	87.47%	33.17%	58.28%
Effect of foreign tax differential	(0.90)%	(0.08)%	0.28%
Effect of the change in income tax rate in France on deferred taxes	(11.58)%	0.39%	—
Effet of goodwill impairment	—	—	70,35%
Effect of other non taxable items	(6.49)%	(0.67)%	(8.64)%
Effect of other differences	0.17%	0.05%	3.39%

Effective tax rate	30.91%	(3.57)%	88.23%

        Income tax charge for the period does not include any significant adjustment for current or deferred tax arising from prior periods.

  Deferred income taxes, net

        Deferred income taxes is detailed as follows:

	For the year ended December 31,
	2000	2001	2002
Deferred tax assets	€—	€16.1	€15.2
Deferred tax liabilities	24.0	32.5	40.8

Deferred tax—net	€24.0	€16.4	€25.6

        Deferred income taxes reflect the impact of temporary differences between maounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities are as follows, noting that deferred tax asset are offset when relating to a single taxable entity:

	As of December 31,
	2000	2001	2002
Net deferred tax on temporary differences
Inventory	€2.9	€7.8	€8.7
Pension accruals	(23.9)	(20.4)	(18.7)
Property, plant and equipment	49.8	50.8	41.5
Tax loss carryforwards	(6.3)	(8.8)	(0.9)
Restructuring	(0.8)	(14.7)	(8.1)
Other	2.3	1.7	3.1

Net deferred income tax	€24.0	€16.4	€25.6

        Deferred tax assets for taxable entities having unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. The deferred income tax assets not recognized at the end of 2002 amount to €45.8 million (Spain: €11.0 million, Germany: €34.8 million) and are mainly relative to tax loss carry forwards. These tax losses can be infinitely carried forward in Germany and will have to be used within an average 8-year period in Spain.

        The movements on the net deferred income tax is as follows:

	For the year ended December 31,
	2000	2001	2002
At beginning of year	€25.5	€24.0	€16.4
Statement of operations	—	(10.9)	8.3
Acquisition of subsidiary	(1.5)	—	—
IAS 39 deferred assets (retained earnings impact)	—	5.1	2.1
Effect of the tax group in France	—	(1.8)	—
Disposal of Royal Leerdam	—	—	(1.2)

At end of year	€24.0	€16.4	€25.6

        The acquisition of subsidiary relates to the Gerresheimer acquisition (see Note 5). The deferred tax liability included in the Gerresheimer acquisition goodwill was revised by €1.5 million.

NOTE 30—FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

        Transactions between countries are not significant.

        Financial information by geographic area as of December 31, 2002 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€678.6	€258.2	€268.3	€107.7	€(3.6)	€1,309.2
Operating income	67.5	31.2	(60.1)	10.9	—	49.5
Total assets	686.1	168.3	241.4	118.7	(59.7)	1,154.8
Capital expenditures	58.0	13.8	9.1	5.1	—	86.0
Total liabilities	€(757.4)	€(186.5)	(316.4)	€(99.0)	€59.7	€(1,299.6)
Depreciation	(43.1)	(15.1)	(20.1)	(8.0)	—	(86.3)
Goodwill impairment	—	—	(36,1)	—	—	(36,1)
Impairment of assets	—	—	(2.0)	—	—	(2.0)
Addition of restructuring reserve	(4.6)	—	(11.0)	—	—	(15.6)

        Financial information by geographic area as of December 31, 2001 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€661.1	€252.2	€290.6	€100.5	€(5.4)	€1,299.0
Operating income	24.1	26.3	(47.5)	2.5	—	5.4
Total assets	740.3	218.4	284.4	116.6	(81.9)	1,277.8
Capital expenditures	48.1	18.7	22.1	2.8	—	91.7
Total liabilities	€(830.3)	€(249.9)	(292.5)	€(101.0)	€81.9.	€(1,391.8)
Depreciation	(44.7)	(15.9)	(25.5)	(8.0)	—	(94.1)
Impairment of assets	(10.0)	—	(21.3)	—	—	(31.3)
Addition of restructuring reserve	(21.5)	—	(19.0)	—	—	(40.5)

        Financial information by geographic area as of December 31, 2000 and for the year then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€661.0	€254.0	€300.6	€92.5	€(25.3)	€1,282.8
Operating income	49.3	17.3	(2.9)	(9.5)	—	54.2
Total assets	812.2	325.4	247.2	61.3	(148.3)	1,297.8
Capital expenditures	45.2	9.3	34.8	12.4	—	101.7
Total liabilities	€(655.4)	€(447.3)	€(263.1)	€(117.2)	€148.3	€(1,334.7)
Depreciation	(43.6)	(16.1)	(24.5)	(7.5)	—	(91.7)
Impairment of assets	—	—	(3.3)	—	—	(3.3)
Addition of restructuring reserve	(0.2)	(7.5)	—	—	—	(7.7)

        The Company operates one segment of glass containers for food and beverage industries.

NOTE 31—PERSONNEL AND REMUNERATION

        The Company's personnel costs consist of the following:

	As of December 31,
	2000	2001	2002
Wages and salaries	€262.4	€266.4	€262.5
Social security	90.6	92.1	90.7
Pension	1.8	5.9	9.1

Total personnel cost	€354.8	€364.4	€362.3

        The number of BSN Glasspack personnel was as follows:

	As of December 31,
	2000	2001	2002
Management and administrative staff	2,198	2,162	2,002
Production staff	5,989	5,793	5,416

Total personnel	8,187	7,955	7,418

NOTE 32—SUBSEQUENT EVENTS

  —Covenants renegotiation.

        On March 18, 2003, the covenant ratios for the senior bank borrowings have been renegotiated for each quarter ending during years 2003 and 2004. This renegotiation has no impact on interest rates.

NOTE 33—SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

        The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the IASB, which differ, in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

1)    Description of differences

a)
Goodwill

  Goodwill written off to reserves prior to January 1, 1995, net of amortization

          Goodwill related to the acquisition of Verdôme that occurred prior to January 1, 1995 was charged in full to net equity as permitted by IFRS. This goodwill has historically been amortized over a period up to 40 years in U.S. GAAP before the adoption of SFAS 142 on January 1, 2002 (see below)

  Adoption of SFAS 142

          Under IFRS, the Company amortized goodwill arising from the acquisition of Gerresheimer as of August 5, 1999 over its estimated useful life, not exceeding 20 years. Under U.S. GAAP, prior to January 1, 2002, the Company amortized goodwill over its estimated useful life consistent with IFRS. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) for U.S. GAAP purposes. As a result, goodwill is no longer subject to amortization for U.S. GAAP purposes subsequent to the date of adoption. The U.S. GAAP amounts have been adjusted to reverse the amortization of goodwill recorded under IFRS (€1.6 million in 2002).

          As of January 1, 2002, the Company performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted expected future cash flows. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

          The following table shows the impact of the amortization of goodwill in prior periods:

	For the year ended December 31,
In million, except for earnings-per-share amounts
	2000	2001	2002
Reported net loss under U.S. GAAP	€(20.0)	€(63.4)	€(54.2)
Add back: goodwill amortization	2.1	2.1	—

Adjusted net loss	€(17.9)	€(61.3)	€(54.2)
Basic/diluted loss per share
Reported net loss	€(4.2)	€(13.4)	€(11.8)
Goodwill amortization	0.4	0.4	—

Adjusted net loss	€(3.8)	€(13.0)	€(11.8)
b)
Long-lived assets impairment

          Under IFRS, goodwill is allocated to "cash generating units", which are the smallest groups of identifiable assets which include the goodwill under review for impairment and that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets. Under IFRS in September 2002, the Company recorded an impairment of goodwill of €36.1 million related to the operations in Germany as the carrying amount of the cash-generating unit exceeded the recoverable amount of the unit.

          As part of this review, the Company determined that no impairment related to long-lived assets in Germany was required.

          Under U.S. GAAP when there is an indicator of impairment, long-lived assets are first evaluated for recoverability by comparing the undiscounted cash flows to the carrying value of the asset group. If the carrying amount exceeds the undiscounted cash flows, then impairment is recognized based on the difference between fair value, which was determined based on discounted expected future cash flows of the German operations, and the carrying amount of the assets.

          The long-lived assets grouped for impairment test under SFAS 144 are as follows:

	September 30, 2002
Long Lived Assets (Germany)	Gross amount	Net amount
Software	6.6	3.9
Land	12.6	12.6
Building	36.3	21.9

Furnaces	43.2	22.7

Industrial material	88.1	42.2
Office material, hardware, furniture	2.8	0.9
Other fixed assets	1.0	0.5
Total Long-lived assets	190.6	104.7

          Under SFAS 144, the identified impairment amounting to €37.7 million was allocated to the long-lived assets (German fixed assets) on a pro-rata basis whereas impairment is recorded first against goodwill under IAS 36. Under SFAS 144, the impairment loss is recorded as an adjustment to the carrying value of the long-lived assets and the long-lived assets are considered to have a new cost basis. Thus, after the recognition of the impairment under SFAS 144, the net book value of the long-lived asset differs between IFRS and U.S. GAAP.

          Any goodwill impairment is evaluated separately, under SFAS 142, after any recognition of impairment of long-lived assets.

          Goodwill is evaluated at the reporting unit level, by comparing the reporting unit's fair value to the sum of the fair values of the unit's identifiable assets and liabilities. The residual goodwill fair value is then compared to its carrying value. After having impaired the German fixed assets under SFAS 144, the Company determined that the Goodwill related to the German operations was not impaired in September 2002 under SFAS 142.

€ Million	December 31, 2002
Increase in Goodwill (reversal of impairment)	36.1
Decrease in Fixed assets (additional impairment together with difference in depreciation related to the difference in long-lived carrying values)	(36.5)

TOTAL adjustment on assets	(0.4)

Increase in other current liabilities (deferred taxes) (*)	—
Decrease in net equity	(0.4)

TOTAL adjustment on Liabilities	(0.4)

  (*)
  Deferred tax asset of BSN Glasspack Germany are not recognized.

c)
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP

          BSN Glasspack adopted IAS 19 (revised 1998) on January 1, 1999 under the transitional provisions described in paragraph 155(b), allowing immediate recognition of the impact. As a consequence, a total amount of €55.4 million was expensed in 1999 under IFRS, whereas this amount was not recognized under US GAAP. Unrecognized amounts under U.S. GAAP relate mainly to the effect of change in the discount rate.

          The €55.4 million unrecognized amount under U.S. GAAP has been amortized for €5.4 million prior January 1, 2000, and for €1.7 million in 2000, €1.7 million in 2001 and €3,5 million in 2002.

d)
Disposal of Royal Leerdam

          Because of the difference described in note c) above, before the sale to Libbey, the net equity of Royal Leerdam reported under U.S. GAAP differed from the amount recorded under IFRS. Accordingly, the gain recognized on the disposal of Royal Leerdam differs under U.S. GAAP.

e)
Additional Minimum Liability (AML)

          The additional minimum liability is a concept which is not addressed by IFRS, whereas, under U.S. GAAP, SFAS 87, if the accumulated benefit obligation exceeds the fair value of plan assets, the company shall recognize in the statement of financial position a liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation.

f)
Research and development

          The Company applies IAS 38. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other resources required for completion of the project are available.

          Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

          Under U.S. GAAP, all development costs are expensed in the period in which they are incurred. The Company currently has no capitalized development costs and therefore no difference currently exits.

g)
Securitization program

          As described in Note 20, under IAS—SIC 12, the securitization fund is consolidated in the Company's financial statements as a Special Purpose Entity controlled by the Company. Under FAS 140, the securitization program is considered as a transfer of financial assets. As a main result, under U.S. GAAP, the difference between the transferred receivables' nominal value and the cash actually received by the fund is expensed at the time of the receivable transfer whereas under IAS such difference is considered as financing interest expense over the period of the receivable.

          Retained interests consist only of the subordinated shares issued by the fund and subscribed by BSN Glasspack. These subordinated shares are reimbursed at the end of the securitization program. Because the subordinated shares are interest bearing with low counterparty risk, the subordinated shares carrying value approximates their fair market values. The deferred portion of the receivable purchase price is paid, on average, within 2 months and therefore is classified as a short- term receivable.

          Under FAS 140, the following adjustments as of December 31, 2000, 2001 and 2002 would be reflected to account for the securitized receivable transfer:

€ Million	December 31, 2000	December 31, 2001	December 31, 2002
Decrease in account receivable and notes receivables, net	(95.8)	(172.2)	(155.7)
Increase in long-term investment (subordinated shares)	4.1	7.2	7.2

TOTAL adjustment on assets	€(91.7)	€(165.0)	€(148.5)

Decrease in short term liability (accrued interest)	(0.6)	(1.1)	(1.0)
Increase/Decrease in other current liabilities (deferred taxes)	(0.8)	0.1	—
Decrease in long-term debt	(88.9)	(164.0)	(147.5)
Decrease in net equity	(1.4)	—	—

TOTAL adjustment on liabilities	€(91.7)	€(165.0)	€(148.5)

Main transactions with the fund in 2002 were as follows (in million of euros):

—Receivables transferred to the fund	€1,108.4
—Cash received from the fund	€1,114.6
—Discount paid	€8.8
—Interest received from subordinates shares	€0.2
—Servicing fees	€0.5

          The deferred portion of the receivable purchase price amounts to €22.4 million, €37.4 million and €20.4 million as of December 31, 2002, 2001 and 2000.

h)
Restructuring accrual

          On April 9, 2001, the Company announced its intention to reduce the workforce in France by closing the plant of Givors in the middle of 2002 and the headquarters of VMC before the end of 2001. The first plan was rejected by the labor unions and was cancelled by the French administration after employee legal action. Therefore, on December 17, 2001, the Company announced the implementation of a second plan, very similar to the first one. The main features of the second plan include the closing of the Givors plant by the end of March 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan was formally agreed to by the labor unions in February 2002. Management determined that the VMC restructuring plan met all of the IAS 37 criteria for a constructive obligation and therefore, recorded under IFRS, a liability based on the best estimate of employee severance benefits as of December 31, 2001. The liability recorded considers the outcome of the final agreement with the labor unions in February 2002. However, because as of December 31, 2001, the negotiations with the unions were not completed yet, the final benefit arrangements were not communicated to employees.

  Therefore, under U.S. GAAP, specifically EITF 94-3, a liability was not recorded. Under U.S. GAAP, the restructuring reserve has been limited to the minimum lay-off indemnities mandatory under French law. As of December 31, 2001, the impact on restructuring expenses amounts to €11.2 million.

          Under EITF 94-3, the following adjustments would be reflected as follows:

In Million of euros	December 31, 2001	December 31, 2002
TOTAL adjustment on assets	—	—

Decrease in restructuring reserve	(11.2)	—
Increase in other current liabilities (deferred taxes)	4.0	—
Increase in net equity	7.2	—

TOTAL adjustment on Liabilities	—	—

  Other restructuring accruals

          Substantially all of the amounts included in the restructuring accruals at December 31, 2000, 2001, and 2002 consist of post employment benefits payable and are properly accrued for in accordance with FAS 112, "Employers' Accounting for Post employment Benefits"

i)
German OAPT plan

          In 2002, in accordance with German social regulations, BSN Glasspack GmbH und Co. KG negotiated with the employee representative bodies a restructuring scheme. Under this new scheme "OAPT", a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the company within three years. The scheme requires that the employees work full time for three years with a reduced salary of 85%. After the three years working period, the employee leaves the company and receives 85% of his/her salary for the next two years. Under IAS 19, compensation offered to employees who accept to join the scheme is considered to be termination benefits. As required under IAS 19, the company has recognized the entire cost of such termination benefits as a liability and an expense in 2002 and the liability has been measured as the present value of the benefits to be paid to employees expected to join the plan.

          Under U.S. GAAP, SFAS 112, compensation paid to employees joining the plan is considered to be post-employment benefits that vest. Accordingly, under U.S. GAAP, the Company recognizes a liability only for employees who have accepted the offer and have begun the working phase of the plan. The total liability is accrued over the working period.

In Million of euros	December 31, 2002
TOTAL adjustment on assets	—

Decrease in restructuring reserve	(4.4)
Increase in provision for pension obligations	0.4
Increase in other current liabilities (deferred taxes)	—
Increase in net equity	4.0

TOTAL adjustment on Liabilities	—

j)
Other comprehensive income, net of tax

          Comprehensive income, which is the term used to define all non-owner changes in shareholders' equity, is a concept not addressed by IFRS. Under U.S. GAAP, comprehensive income includes, in addition to net income, movements in cumulative translation adjustments, as well as movements in additional minimum pension liabilities.

k)
Financing fees

          Under IFRS, short and long-term debts are carried on the balance sheet at their outstanding amount, including financing fees related to obtaining the long-term borrowings.

          Under U.S. GAAP, these financing fees should be presented as non current assets.

          The following reclassifications as of December 31, 2000, 2001 and 2002 would be reflected to account for the financing fees:

€ Million	December 31, 2000	December 31, 2001	December 31, 2002
Increase in non current assets (Other assets)	29.9	17.3	13.3

TOTAL reclassification on assets	€29.9	€17.3	€13.3

Increase in short-term debt	3.6	2.8	3.0
Increase in long-term debt	26.3	14.5	10.3

TOTAL reclassification on liabilities	€29.9	€17.3	€13.3

2)    Reconciling statements

        All material differences affecting the financial statements have been separately disclosed in the Company's U.S. GAAP reconciling financial statements.

        The reconciliation of significant differences between net income and net equity from IAS to U.S. GAAP, together with the reporting of U.S. GAAP comprehensive income, is as follows:

	For the Year ended December 31,
	2000	2001	2002
RECONCILIATION OF NET INCOME (LOSS):
Net loss per IFRS	€(15.2)	€(67.9)	€(34.3)
U.S. GAAP adjustments:
Amortization of goodwill written off to reserves prior to January 1, 1995 (a)	(2.6)	(2.6)	—
Reversal of goodwill amortization recorded under IFRS (a)	—	—	1.6
Long-lived assets and goodwill impairment (difference in long-lived assets amortization because of difference in carrying values) (b)	—	—	(0.4)
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP (c)	(1.7)	(1.7)	(3.5)
Royal Leerdam disposal (d)			(3.0)
Securitization program (g)	(1.4)	1.4	—
Restructuring accrual(h)	—	11.2	(11.2)
OAPT restructuring scheme (i)	—	—	4.0
Tax impact on above differences	0.9	(3.8)	6.2

Net loss under U.S. GAAP	(20.0)	(63.4)	(40.6)

Other comprehensive income,:
Additional Minimum Liability (AML) (e)	—	—	(12.8)
Change in cumulative translation adjustment (j)	—	—	—
Tax impact on above differences	—	—	4.5

Comprehensive loss under U.S. GAAP	€(20.0)	€(63.4)	€(48.9)

	As of December 31,
	2000	2001	2002
RECONCILIATION OF NET EQUITY
Net deficit per IFRS	€(37.5)	€(114.3)	€(145.0)
U.S. GAAP adjustments:
Goodwill written off to reserves prior to January 1, 1995 (a):
Goodwill gross amount (a)	104.4	104.4	104.4
Accumulated amortization (a)	(20.1)	(22.7)	(22.7)

Net amount (a)	84.3	81.7	81.7
Cancellation of goodwill amortization recorded under IFRS (a)	—	—	1.6
Long lived assets and goodwill impairment (b)	—	—	(0.4)
Transition amount relative to adoption of IAS 19 (revised 1998) net of amortization of unrecognized amounts under U.S. GAAP (c)	48.3	46.6	43.1
Royal Leerdam disposal (d)			(3.0)
Minimum Liability adjustment (e)			(12.8)
Securitization program (g)	(1.4)	—	—
Restructuring accrual (h)	—	11.2	—
OAPT restructuring scheme (h)	—	—	+4.0
Tax impact of the above differences	(16.5)	(20.3)	(9.6)

Net equity (deficit) under U.S. GAAP	€77.2	€4.9	€(40.4)

	As of December 31,
	2000	2001	2002
U.S. GAAP STATEMENTS OF NET EQUITY
Net equity at beginning of period	€97.2	€77.2	€4.9
Net loss for the period	(20.0)	(63.4)	(40.6)
Dividends declared	—	—	—
Capital contributions	—	—	—
Effect of adoption of FAS 133 as of January 1, 2001	—	1.0	—
Cash flow hedges (effect of application of FAS 133 over FY 2001)	—	(9.9)	—
Cash flow hedges (effect of application of FAS 133 over FY 2002)	—	—	3.6
Other comprehensive income (AML, net of deferred tax)	—	—	(8.3)

Net equity /(deficit) at end of period under U.S. GAAP	€77.2	€4.9	(€40.4)

Effect of new accounting pronouncements not yet adopted

  SFAS 143:

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

          The company will adopt SFAS 143 on January 1, 2003 and does not anticipate that the adoption of SFAS 143 will have a material impact on its results of operations, financial position or cash flow.

  SFAS 146:

          In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

  FIN 45:

          In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. As of December 31, 2002, the Company has not identified Guarantees that fall into the disclosure requirements of FIN 45. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a significant impact on the Company's consolidated financial statements.

  FIN 46:

          In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Adoption of FIN 46 is not expected to have a significant impact on the Company's financial statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended March 31,
	Note	2002	2003
		(in millions except for share information)
Net Sales (a)		€325.5	€310.1
Raw materials and packaging		(60.8)	(58.0)
Energy		(36.0)	(33.1)
Personnel costs		(78.4)	(69.1)
Other cost of goods sold		(102.4)	(104.4)

Gross profit		47.9	45.5
Selling, general and administrative expenses	13	(24.0)	(22.8)
Research and development expenses		(1.7)	(2.2)
Restructuring expenses	12	—	(1.8)
Other income and expense	14	(6.4)	(0.3)

Operating income (loss)		15.8	18.4
Financial expense—net	15	(16.2)	(15.4)

Income (loss) before income taxes		(0.4)	3.0
Income tax (expense)/benefit	16	(2.3)	(2.2)

Income/(loss) before minority interest		(2.7)	0.8
Minority interest		(0.1)	(0.1)

Net income/(loss)		€(2.8)	€0.7

Weighted average number of ordinary shares in issue		4,728,750	4,728,750
Basic/Diluted income/(loss) per share		€(0.59)	€0.15

(a)
Net sales amounted to €310,1 million at March 31, 2003 compared to €325,5 million for the same period in 2002. Within the same perimeter, i.e. without Tableware activity "Royal Leerdam", net sales decreased by €4,9 million from €315,0 million in 2002 to €310,1 million in 2003.

The accompanying notes are an integral part of the Unaudited Interim Consolidated Financial Statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of March 31,
	Note	2002	2003
		(in millions)
ASSETS
Cash and cash equivalents		€25.5	€17.5
Short-term loans		0.3	0.0
Trade accounts and notes receivable, net	3	224.0	271.2
Inventories, net	4	303.0	296.2
Other current assets		49.0	56.9

Total current assets		601.8	641.8
Property, plant and equipment, net	5	523.1	526.4
Intangible assets, net		23.7	23.9
Long-term receivables		0.5	0.3
Available for sale non current investments		3.2	3.2
Other assets		2.5	2.5

Total assets		€1,154.8	€1,198.1

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	6	€221.0	€219.3
Other payables and accrued liabilities	7	178.8	169.9
Short-term debt	9	72.7	74.6

Total current liabilities		472.5	463.8
Provisions for retirement indemnities and pension obligations	8	113.8	114.7
Provisions for risks and charges		2.6	2.5
Deferred tax liabilities		25.6	24.6
Long-term debt	10	682.5	735.5
Other long-term liabilities		2.6	2.3

Total liabilities		1,299.6	1,343.4
Minority interest		0.2	0.3
Share capital		75.7	75.7
Additional paid-in capital		69.0	69.0
Retained earnings		(288.8)	(289.4)
Cumulative translation adjustment		(0.9)	(0.9)

Net equity		(145.0)	(145.6)

Total liabilities and net equity		€1,154.8	€1,198.1

The accompanying notes are an integral part of the Unaudited Interim Consolidated Financial Statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2002	2003
	(in millions)
Net income (loss)	€(2.8)	€0.7
Minority interest	0.1	0.1
Depreciation and amortization	23.1	20.8
Deferred income taxes	0.3	(0.4)
(Gain)/loss on sale of assets	0	0.2
Other(b)	4.3	(6.5)
Net change in current working capital	(29.6)	(34.2)

Cash flows provided by operating activities (a)	(4.6)	(19.3)

Acquisitions of fixed assets	(14.4)	(43.1)
Proceeds from sale of fixed assets	—	2.8
Other investing activities	0.7	0.1

Cash flows used in investing activities	(13.7)	(40.2)

Issuance of debt (c)	20.0	52.3
Repayment on debt (c)	(11.6)	(0.8)

Cash flows provided by/(used in) financing activities	8.4	51.5

Increase/(decrease) in cash and cash equivalents	(9.9)	(8.0)
Cash and cash equivalents at beginning of period	16.5	25.5

Cash and cash equivalents at end of period	€6.6	€17.5

The accompanying notes are an integral part of the Unaudited Interim Consolidated Financial Statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS—Details

	For the three months ended March 31,
	2002	2003
	(in millions)
(a) Cash flows provided by operating activities include:
Income tax paid	€(0.8)	€(1.6)
Interest paid	€(13.3)	€(11.6)
Interest received	€1.6	€0.4
	For three months ended March 31, 2002	For three months ended March 31, 2003
	(in millions)	(in millions)
(b) Other cash flow provided by operating activities
Debt fees amortization	€1.8	€1.7
Change in restructuring reserve	€(5.3)	€(11.6)
Other	€7.8	€3.4

Total	€4.3	€(6.5)

(c)
The change in short-term debt includes changes in financial creditors current accounts recorded as short-term debt, and change in financial debtors current accounts recorded as "other current assets" in the consolidated balance sheet. The change in current financial account is taken into account as a change in net debt.

The accompanying notes are an integral part of the Unaudited Interim Consolidated Financial Statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF GROUP NET EQUITY

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Cumulative translation adjustment	Net Equity
	Shares	Amount
	(in millions)
Net equity as of December 31, 2001	4,728,750	€75.7	€69.0	€(258.1)	€(0.9)	€(114.3)
Net loss				(2.8)		(2.8)
Cash flow hedges (effect on application IAS 39 over first quarter FY 2002)				7.7		7.7

Net equity as of March, 2002	4,728,750	€75.7	€69.0	€(253.2)	€(0.9)	€(109.4)

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Cumulative translation adjustment	Net Equity
	Shares	Amount
	(in millions)
Net equity as of December 31, 2002	4,728,750	€75.7	€69.0	€(288.8)	€(0.9)	€(145.0)
Net income				0.7		0.7
Cash flow hedges (effect on application IAS 39 over first quarter FY 2002)				(1.3)		(1.3)

Net equity as of March, 2003	4,728,750	€75.7	€69.0	€(289.4)	€(0.9)	€(145.6)

The accompanying notes are an integral part of the Unaudited Interim Consolidated Financial Statements.

BSN GLASSPACK, SAS AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in millions of euros (€) unless otherwise specified)

NOTE 1—BASIS OF PREPARATION

        The Unaudited Interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board ("IASB").

        The consolidated companies as of March 31, 2003 are as follows:

Company	Country	% of interest	Activity
Ex Groupe Danone subsidiaries
BSN Glasspack SAS (a)	France	100.00	Glass container
VMC	France	99.76	Glass container
MSC	France	100.00	Control equipment
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
Séfipal	France	100.00	Holding
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution
Subsidiaries acquired in 1999 from Gerresheimer
BSN Glasspack GmbH und Co. KG (b)	Germany	100.00	Glass container
Companies set up in 1999
BSN Financing Company, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding
Companies set up in 2000 (c)
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing
Companies set up in 2001 (d)
BSN Glasspack RE S.A	Luxembourg	100.00	Reinsurance

        The consolidated financial statements are derived from the stand-alone financial statements of the above entities, which are each separate legal entities.

Use of estimates

        The preparation of the Unaudited Interim financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Seasonality of interim operations

        Due to the seasonal nature of the business, shipment volumes are typically higher in the second and third quarter and inventories are built up during the first quarter in anticipation of seasonal demands. Therefore the results for the interim periods are not necessary indicative of the results to be expected for the full year.

NOTE 2—RELATED PARTY TRANSACTIONS

        BSN Glasspack sells products to Groupe Danone companies. Those sales, which were primarily made with Groupe Danone's beverage and dairy products companies, were made at market conditions.

        Transactions and balances with Groupe Danone and BSN Glasspack's parent Glasspack Participations SA (56% interest in BSN Glasspack) were as follows:

	For the three months ended March 31,
	2002	2003
STATEMENTS OF OPERATIONS
Net sales—Groupe Danone	€2.9	€3.4
Interest expense—Glasspack Participations SA	(0.2)	(0.2)
	As of December 31, 2002	As of March 31, 2003
BALANCE SHEETS
Trade accounts and notes receivable—Groupe Danone	€1.5	€3.4
Long-term debt—Glasspack Participations SA (see Note 10)	(15.2)	(15.2)

NOTE 3—TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

        Trade accounts and notes receivable, net are as follows:

	As of December 31, 2002	As of March 31, 2003
Trade accounts receivable	€174.5	€220.8
Notes receivable	53.8	55.3
Less: allowance for doubtful accounts	(4.3)	(4.9)

Trade accounts and notes receivable, net	€224.0	€271.2

        The Company believes its exposure to concentrations of credit risk is limited due to the large number of customers located in various countries and the credit quality of those customers. In addition, the Company maintains insurance policies carried with respect to some uncollectable receivables. For sales to Groupe Danone, see Note 2.

NOTE 4—INVENTORIES, NET

        Inventories, net are as follows:

	As of December 31, 2002	As of March 31, 2003
Raw materials, packaging and other consumables	€90.9	€86.7
Work in progress	2.1	4.0
Finished goods	195.5	191.4
Moulds	63.8	63.8
Less: obsolescence reserve	(49.3)	(49.7)

Inventories, net	€303.0	€296.2

NOTE 5—PROPERTY, PLANT AND EQUIPMENT, NET

        The net book value of property, plant and equipment as of March 31,2003, is as follows:

	Net Book Value
	Land and Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total
Gross value	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2
Accumulated Depreciation	(6.2)	(128.8)	(584.1)	(22.0)	—	(741.1)

December 31, 2002	€21.7	€83.1	€353.8	€7.0	€57.5	€523.1

Gross value	28.2	211.8	930.7	29.0	84.8	1,284.5
Accumulated Depreciation	(6.2)	(131.9)	(597.3)	(22.7)	—	(758.1)

March 31, 2003	€22.0	€79.9	€333.4	€6.3	€84.8	€526.4

        The gross book value of property, plant and equipment as of March 31,2003 is as follows:

	Gross Book Value
	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total
December 31, 2002	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2

Additions	0.3	—	0.2	—	28.0	28.5
Disposals	—	(0.1)	(8.1)	—	—	(8.2)
Transfers	—	—	0.7	—	(0.7)	—

March 31, 2003	€28.2	€211.8	€930.7	€29.0	€84.8	€1,284.5

        The accumulated depreciation of property, plant and equipment as of March 31,2003 is as follows:

	Accumulated Depreciation
	Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total
December 31, 2002	€(6.2)	€(128.8)	€(584.1)	€(22.0)	€—	€(741.1)

Depreciation	—	(3.2)	(16.4)	(0.7)	—	(20.3)
Impairment	—	—	(0.5)	—	—	(0.5)
Disposals	—	0.1	3.7	—	—	3.8
Transfers	—	—	—	—	—	—

March 31, 2003	€(6.2)	€(131.9)	€(597.3)	€(22.7)	€—	€(758.1)

Capitalized interest cost

        There were no interest costs capitalized neither during the first quarter ended March 31, 2003 nor during the year ended December 31, 2002 in fixed assets, as there was no significant capital project.

NOTE 6—TRADE ACCOUNTS AND NOTES PAYABLE

        Trade accounts and notes payable are as follows:

	As of December 31, 2002	As of March 31, 2003
Trade accounts payable	€166.5	€177.2
Notes payable	54.5	42.1

Total trade accounts and notes payable	€221.0	€219.3

NOTE 7—OTHER PAYABLES AND ACCRUED LIABILITIES

        Other payables and accrued liabilities are as follows:

	As of December 31, 2002	As of March 31, 2003
Fixed assets suppliers	€28.6	€10.7
Current accounts	0.2	0.1
Income tax payable	2.6	3.7
Restructuring accruals (see Note 12)	50.8	38.7
Other	96.6	116.7

Total other payables and accrued liabilities	€178.8	€169.9

NOTE 8—PROVISIONS FOR RETIREMENT INDEMNITIES AND PENSION OBLIGATION

        BSN Glasspack contributes to defined contribution retirement benefit schemes in conformity with the laws and usual practices of countries where BSN Glasspack operates (in France, in Germany for employees hired subsequent to 1997). As a result of contributions paid under such schemes to private or state sponsored pension funds, and charged to the statement of operations in the year to which they relate, the Company has no actuarial liabilities.

        BSN Glasspack is also liable for defined benefits plans relative to: supplementary retirement schemes (the Netherlands, Germany for employees hired prior to 1997), contractual retirement indemnities schemes (France), other pre-retirement, long service award and disability schemes(the Netherlands, France and Germany) and other post-retirement schemes (health care in The Netherlands). These plans are either managed internally or by separate trust managed funds holding the corresponding assets (The Netherlands).

        The present value of BSN Glasspack's obligations for defined benefit plans is determined on the basis of recent actuarial valuations made by reputable actuarial firms, using actuarial assumptions which reflect the legal, economic and monetary circumstances in the countries in which BSN Glasspack operates the plans.

        The provisions per country are as follows:

	As of December 31, 2002	As of March 31, 2003
France	€29.0	€29.5
Netherlands	26.6	26.7
Germany	58.2	58.5

Total provisions for retirement indemnities and pension obligations	€113.8	€114.7

NOTE 9—SHORT-TERM DEBT

        Short-term debt is as follows:

	As of December 31, 2002	As of March 31, 2003
Current portion of long-term debts	€72.4	€74.3
Current portion of lease liabilities	0.3	0.3

Total short-term debt (see Note 10)	€72.7	€74.6

NOTE 10—LONG-TERM DEBT

        Long-term debt is as follows:

	As of December 31, 2002	As of March 31, 2003
Senior bank borrowing (a)	€337.7	€388.4
Senior subordinated loan (b)	176.6	176.7
Loans from related parties (see Note 2) (c)	17.8	18.0
Lease liabilities (d)	0.9	0.8
Securitization (e)	146.9	149.6
Other loans (f)	2.6	2.0

Total long-term debt	€682.5	€735.5

        Long-term debt at March 31, 2003 is detailed as follows:

		Outstanding Amount
	Initial Amount Or Available Amount
				Nominal interest Rate Reduced interest Rate
Nature		Long-term portion	Short-term portion		Repayment Schedule	Maturity
(a) Senior bank borrowings
Senior A	€312.6	€126.8	€59.3	Libor + 2.25%	Semi-annually	Dec. 31, 2006
Senior B	129.6	126.8	1.7	Libor + 2.75% Libor + 1.25%	Semi-annually	Dec. 31, 2006 with 2 final reimbursements in June and Dec. 31, 2007
Senior revolving credit facility	152.4	72.9	0.1	Libor + 2.25% Libor + 1.25%	Variable upon drawings	Renewable Dec.31,2006
Capex facility	76.2	61.9	7.2	Libor + 2.25% Libor + 1.25%	Variable upon drawings	Dec. 31, 2006

Total senior bank borrowings	670.8	388.4	68.3
(b) Senior subordinated Notes	180.0	176.7	2.5	10.25% fixed	At maturity date	Aug. 1, 2009
(c) Loans from related parties	15.2	18.0	—	4.50% fixed	At maturity date	Dec. 31, 2009
(d) Lease liabilities		0.8	0.3	Euribor + 0.20%	Semi-annually	March 31, 2006
(e) Securitization	180.0	149.6	0.7	Euribor + 1.0%	Upon receivable collection	Nov 5, 2006
(f) Other loans		2.0	2.8

Total		€735.5	€74.6

        Average interest rate on debt was 6.8% as of March 31, 2003 and as of December 31, 2002. An additional point in market interest rate would generate an additional interest expense limited to less than € 1.0 million, because of hedging contracts.

NOTE 11—FINANCIAL INSTRUMENTS

Interest rate risk

        The Company uses interest rate swaps, caps and collars in order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.

        These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

        The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 months.

        These instruments are qualifying cash flow hedges under IAS 39.

Energy risk

        BSN Glasspack's risk management policy regarding energy (oil and gas) is to hedge the risk arising from forecasted purchases over the next 12 months with forward purchase contracts.

        These instruments are qualifying cash flow hedges under IAS 39.

NOTE 12—RESTRUCTURING EXPENSES

        Restructuring expenses include the charges incurred by BSN Glasspack to reduce workforce. Restructuring expenses consist primarily of costs related to five redundancy programs, "BSN 2003" (BSN Glasspack SAS), "Centurion" (BSN Glasspack NV), "VMC", "Budenheim" and "German OAPT plan" (BSN Glasspack GmbH und Co. KG) as follows:

BSN 2003

        The remaining accrual amounted to € 8.4 million and 117 persons are still in the company as of March 31, 2003.

Centurion

        The remaining accrual amounted to € 2.1 million and 7 persons are still in the company as of March 31, 2003.

VMC

        The additional restructuring costs recorded as of March 31, 2003 amount to €1.8 million and are related to some costs which did not meet the requirements for accrual under IFRS in the year ended December 31, 2002 and assets impairment. The restructuring accrual amounts to €14.7 million and 18 persons are still in the company as of March 31, 2003.

Budenheim

        The restructuring accrual amounts to €9.1 million and 284 persons have left the company as of March 31, 2003.

German restructuring scheme "OAPT"

        The accrual amounts to €4.4 million as of March 31,2003.

        Movements in compensation costs linked to restructuring accruals were as follows as of March 31, 2003:

	December 31, 2002	Additional provision	Amounts used	March 31, 2003
"BSN 2003" plan	11.8	—	(3.4)	8.4
"Centurion" plan	2.6	—	(0.5)	2.1
"VMC" plan	22.8	—	(8.1)	14.7
"Budenheim" plan	9.2	—	(0.1)	9.1
"German OAPT" plan	4.4	—	—	4.4

Total	€50.8	€—	€12.1	€38.7

NOTE 13—SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

	For the three months ended March 31,
	2002	2003
Sales staff expenses	€(3.9)	€(3.5)
Sales and marketing expenses	(5.0)	(4.3)
Administrative staff expenses	(5.1)	(5.5)
Headquarter expenses	(3.4)	(3.0)
Other administrative expenses	(6.6)	(6.5)

Selling, general and administrative expenses	€(24.0)	€(22.8)

NOTE 14—OTHER INCOME AND EXPENSE

	For the three months ended March 31,
	2002	2003
Under activity cost (a)	(2.8)	—
Layoffs not included in redundancy plans	—	(0.6)
Amortization of goodwill	(0.6)	—
Litigation provision	—	1.1
Pension inactive employees in Germany	(0.5)	(0.6)
Amendment fess Covenants	(1.3)	—
Non-capitalized fees	—	(0.1)
Other (b)	(1.2)	(0.1)

Total other income and expense	€(6.4)	€(0.3)

(a)
Under-activity cost relate to plants fixed costs incurred when furnaces are shut down for reasons not related to maintenance and overhauls.

(b)
Other Income and Expenses do not include any individual amounts above €1.0 million.

NOTE 15—FINANCIAL EXPENSE, NET

	For the three months ended March 31,
	2002	2003
Interest expense	€(15.7)	€(14.2)
Interest income	—	0.4
Other	(0.5)	(1.6)

Total financial expense, net	€(16.2)	€(15.4)

Interest paid	€(13.3)	€(11.6)
Interest received	€1.6	€0.4

NOTE 16—INCOME TAX (EXPENSE)/BENEFIT

Analysis of the effective income tax

        For the three months periods ended March 31, 2002 and 2003, the effective income tax expense is detailed as follows:

	For the three months ended March 31,
	2002	2003
Statutory income tax expense in France	€0.1	(1.0)
Effect of depreciation of deferred tax assets	(2.4)	(1.4)
Effect of non taxable items	(0.1)	—
Effect of other differences	0.1	0.2

Effective income tax expense	€(2.3)	(2.2)

NOTE 17—FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

        The Company operates one segment of glass containers. Financial information by geographic area as of March 31, 2003 and for the three months then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€169.9	€49.6	€65.4	€26.3	€(1.1)	€310.1
Operating income	12.2	5.0	(0.7)	1.9	—	18.4
Total assets	690.8	174.6	241.9	115.1	(24.3)	1,198.1
Capital expenditures paid	34.2	0.7	0.8	7.4	—	43.1
Total liabilities	€(760.2)	€(191.3)	€(321.1)	€(95.1)	€24.3	€(1,343.4)
Depreciation	(11.2)	(3.0)	(4.4)	(2.2)	—	(20.8)
Impairment of assets	(0.5)	—	—	—	—	(0.5)

        Financial information by geographic area as of March 31, 2002 and for the three months then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total
Net sales	€172.3	€61.5	€68.2	€24.7	€(1.2)	€325.5
Operating income	15.0	3.7	(3.9)	1.0	—	15.8
Total assets	725.4	231.2	293.2	119.7	(70.6)	1,298.9
Capital expenditures paid	9.0	8.2	6.3	2.9	(12.0)	14.4
Total liabilities	€(804.9)	€(261.1)	€(308.2)	€(104.5)	€70.6	€(1,408.1)
Depreciation	(11.2)	(4.1)	(5.6)	(2.2)	—	(23.1)
Impairment of assets	—	—	—	—	—	—

NOTE 18—SUBSEQUENT EVENTS

          — Incident in Düsseldorf plant.

        On April 30, 2003, an incident occurred on a compressor and damaged one of the company's facilities in Dusseldorf. As a result of the incident, the company has been operating only two of its three furnaces. However, the remaining furnace is expected to be fully operational by the end of June 2003. The company is in process of estimating the total amount related to the damage. However, final cost for BSN Glasspack should be limited to approximately €4.9 million thanks to the insurance coverage. In addition, BSN Glasspack believes that there is a reasonable chance to obtain an equivalent compensation from the suppliers responsible for the damage.

          — Danone.

        On June 4, 2003, Danone sold its 44% interest ownership in BSN Glasspack S.A.S. to C.V.C. As a consequence, Glasspack Participations S.A. owns directly 96.5% of BSN Glasspack S.A.S.

          — CATS (Early retirement plan).

        As of Apri115, 2003 and as of May 6, 2003, a legal agreement was signed with administration for French entities (VMC and BSN Glasspack, S.A.S.), which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. In May 2003, based on management's estimation, BSN Glasspack recorded a provision of €18.6 million relating to this plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.
Date: July 14, 2003	By:	/s/ JEAN-YVES SCHAPIRO Name: Jean-Yves Schapiro Title: Officer
BSN Glasspack S.A.S.
Date: July 14, 2003	By:	/s/ JEAN-YVES SCHAPIRO Name: Jean-Yves Schapiro Title: Officer

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RISK FACTORS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF BSN GLASSPACK'S BUSINESS
Breakdown of BSN Glasspack's Estimated Market Position Per Country in European Markets(1)
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
BSN GLASSPACK, SAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
BSN GLASSPACK, SAS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
BSN GLASSPACK, SAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
BSN GLASSPACK, SAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS—Details
BSN GLASSPACK, SAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF NET EQUITY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
BSN GLASSPACK, SAS AND SUBSIDIARIES UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
BSN GLASSPACK, SAS AND SUBSIDIARIES UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
BSN GLASSPACK, SAS AND SUBSIDIARIES UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
BSN GLASSPACK, SAS AND SUBSIDIARIES UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS—Details
BSN GLASSPACK, SAS AND SUBSIDIARIES UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF GROUP NET EQUITY
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATMENTS
SIGNATURES